
10012429

AAR® 2010 Annual Report

TAKING FLIGHT



CONTENTS



"Our ability to prevail in light of the economic challenges of 2010 had as much to do with the strength of our character as the strength of our products, services and solutions. AAR has always been a dynamic organization—for nearly 60 years that spirit of innovation has been the hallmark of our company. Time after time, we have demonstrated the rare ability to transform adversity into opportunity and 2010 was no exception. By never losing our focus on the customer and continuing to strategically diversify, we have emerged a smarter, stronger and more competitive organization. Now, more than ever, AAR is truly taking flight—opening new worlds of opportunity and charting a path for new levels of growth and success."

David P. Storch
Chairman and Chief Executive Officer



To our stockholders, customers and employees:

Fiscal 2010 was a year of transition for AAR. Faced with a difficult economic climate, we diversified our customer base, captured new business and generated cash to invest in our capabilities, our people and AAR's future.

We generated sales of $1.35 billion, down from $1.42 billion in 2009. Sales to commercial customers fell 13.5% while sales to global government and defense customers increased 6.1%. Operating income declined 12.2% compared with the prior year as a result of the reduction of sales and gross profit in the Aviation Supply Chain and Maintenance, Repair and Overhaul (MRO) segments. Despite the decline, we generated $153 million of cash from operations and $124 million in free cash flow.

As we entered the year, our airline customers were sharply focused on managing their cash and fleet capacity and, where possible, deferring maintenance and spares spending. In government and defense markets, the U.S. Department of Defense and other government agencies were under intense budgetary pressures, faced with the need to rein in massive deficits. Through it all, we stayed focused on our four priorities: embedding quality, capturing new business, lowering cost and generating cash.

With a committment to deliver operational excellence, we provided even more value to our customers and as a result, captured market share. For our MRO customers, we shortened maintenance intervals and made their aircraft available for revenue service sooner. For our supply chain partners, we provided the right parts to the right place at the right time. And for our mobility customers, we expanded AAR's product lines.

Our long-term strategy has been to build balance in our business mix between commercial and government markets. At the start of the last decade, defense sales accounted for only 17% of AAR's business, and as we closed fiscal 2010, they represented 48% of sales. In April 2010, we acquired Aviation Worldwide Services (AWS), a leading provider of mission-critical airlift support for nation-building, peace-keeping, humanitarian and contingency operations around the world. Overall, we feel very good about the balance between our commercial and government activities.

The commercial environment is showing signs of improvement as passenger traffic increases and airlines add capacity back into the system. In anticipation, we are investing in our supply chain and maintenance operations. Last year, we secured several multiyear contracts and finished the year with a broader customer base, a substantial backlog of engineering work and increased deal flow. AAR is a leading provider of services to the airline industry and I believe we are in an excellent position to grow our commercial business as markets recover.

While we anticipate that U.S. Defense budgets may see cuts, the majority of AAR's business in this market comes from the operations and maintenance portion of the budget, which we believe is much less susceptible to cuts. Our government and defense business is broad, diverse and full of potential. Approximately 60% of this business is manufacturing mobility products, precision machined parts and composite structures. The remaining government and defense business is focused on services, including supply chain, aircraft maintenance and modification and now, expeditionary airlift services.

Over the last year we also made a number of moves to strengthen our senior leadership team. Randy Martinez was appointed Group Vice President of our new Government and Defense Services segment. Jeffrey Schloesser, who recently retired from the U.S. Army as a Major General, joined us as President of AWS. Jeff brings more than 20 years of senior leadership and operations experience in the areas of aviation, counterinsurgency, unmanned systems and nation-building operations. Don Wetekam assumed the new role of Senior Vice President, Government and Defense Business Development to sharpen our focus on growth opportunities and strategic positioning. Cheryle Jackson joined AAR as Vice President of Government Affairs and Corporate Development. Cheryle's vision and passion are driving forces behind our strategies to increase AAR's visibility and build alliances with state, federal and international government agencies.

In closing

While there are many uncertainties surrounding the global economic recovery, we are optimistic about AAR's future. We performed very well following the last two economic downturns by finding niche markets and offering new and innovative solutions. You can count on us to do it again.

On behalf of AAR, I am grateful to our customers for their enduring trust and confidence. I also wish to thank our Board of Directors for their valuable insights and guidance. Lastly, I am proud of AAR's talented and dedicated employees, from our front offices to our back shops. It is the collective spirit of AAR's people that makes us who we are. The drive to be better, to serve our customers and to reward our stockholders—these are the traits that set AAR apart and will take us to greater heights.

Sincerely,



David P. Storch
Chairman and Chief Executive Officer

August 19, 2010

To our stockholders, customers and employees:

I am pleased to report that AAR made substantial gains in several key areas in fiscal 2010. We expanded our engineering and manufacturing capabilities and developed more integrated solutions that increased value to our customers. We remained focused on generating cash, capturing new business, managing costs and delivering high-quality products and services. Through solid execution on these fronts, we entered the new fiscal year with optimism and momentum.

Our businesses generated $153 million in operating cash flow in fiscal 2010 and $218 million over the past two fiscal years. These funds were used judiciously to expand capabilities and diversify our portfolio with the acquisition of Aviation Worldwide Services. We are pleased with our progress of integrating AWS into the AAR family and its financial performance is in line with our expectations. In the upcoming year, we will apply AAR's proven methodologies and expertise to optimize AWS's supply chain management, inventory and maintenance programs. We remain focused on converting assets to cash and we reduced inventory and equipment available for lease by $42 million. We have always viewed our balance sheet as a strategic asset and a differentiator and believe our strong liquidity position will position us to capture additional opportunities in our markets.

Staying close to customers and devising new and innovative solutions that grow our business will fuel our success. To this end, we entered new contracts, providing heavy maintenance services to Allegiant Air for its fleet of MD-80 aircraft and to Hawaiian Airlines for its fleet of B717 aircraft. We also created a dynamic supply chain and repair program for Air Canada Jazz and its fleet of Bombardier CRJ aircraft and entered into a long-term agreement with a major U.S. air carrier to maintain its Airbus narrow-body landing gear. In government and defense markets, we secured a contract to continue building specialized shelters to support the U.S. Army's in-theater operations. We also began providing airlift support under two new contracts, transporting cargo and U.S. and coalition personnel. The A400M cargo system program received a giant boost as the European customer countries agreed to invest in the future of this next-generation military airlifter.

AAR signed agreements with Bombardier to design and build composite structures for their new C-series family of commercial aircraft and with Sikorsky to provide composite interiors and precision machining for their S-92 helicopter program. We are collaborating closely with Sikorsky to explore new opportunities to support its production and aftermarket requirements. Our AWS acquisition is further expanding AAR's presence in the rotorcraft market with helicopter airlift support and modification capabilities for specialized, tactical helicopters, as well as fixed-wing aircraft.

AAR continues to streamline operations and control costs to drive efficiency throughout our business. We are focused on increasing margins through technology and productivity improvements that also benefit our customers and we continue to expand into higher-value products and services that utilize our range of capabilities. As a result of these initiatives and by leveraging our scale, we are driving toward our SG&A target of 10% of sales.

Instilling quality in everything we do is an ongoing process at AAR. We continue to invest in lean initiatives and operational improvements that reduce turn-times and improve performance and productivity. We utilize training and technology to meet and exceed the expectations of our customers and regulators, and work with these groups, our employees and suppliers to ensure that we deliver the highest standards of quality. In fiscal 2010, our component repair business earned a Gold Performance Excellence Award from Boeing and we were voted the top provider of landing gear services by a field of 13,500 industry professionals.

I am incredibly proud of our team's accomplishments and look forward to fiscal 2011. Our products and capabilities are well aligned with our customers' current and emerging requirements. We are poised to capture new business and execute against our plan, creating value for our customers and growth opportunities for our employees.

Sincerely,



Timothy J. Romenesko
President and Chief Operating Officer
August 19, 2010



Financial Highlights

Selected Financial Data

For the Year Ended May 31, — In thousands, except per share data

	2010	2009	2008	2007	2006
OPERATING PERFORMANCE					
Net sales	$1,352,151	$1,423,976	$1,384,919	$1,061,169	$885,518
Net income attributable to AAR	44,628	56,772	68,158	54,474	33,561
Diluted earnings per share	$1.16	$1.45	$1.71	$1.40	$0.94
FINANCIAL POSITION					
Working capital	$ 537,879	$ 596,894	$ 564,932	$ 389,215	$436,666
Total assets	1,501,042	1,375,905	1,359,263	1,066,200	977,126
Total debt	428,507	381,478	413,378	280,699	267,008
Stockholder's equity	746,350	696,734	650,867	523,330	455,990

Comparison of Cumulative 5-Year Total[1]

The following chart compares five-year cumulative total stockholder return (including reinvestment of dividends).


RETURN TO STOCKHOLDER
$250
$200
$150
$100
$50
$0
MAY05
MAY06
MAY07
MAY08
MAY09
MAY10

	MAY05	MAY06	MAY07	MAY08	MAY09	MAY10
AAR CORP.	$100.00	$150.12	$202.62	$120.20	$91.65	$122.82
S&P 500 Index	100.00	108.64	133.40	124.46	83.93	101.54
Proxy Peer Group	100.00	126.42	160.40	150.00	91.07	131.44

1 Assumes $100 invested on May 31, 2005, and reinvestment of dividends in the Company's common stock, the S&P 500 Index and a Peer Group as listed in the AAR CORP. 2010 Proxy Statement. The S&P 500 Index is comprised of domestic industry leaders in four major sectors: Industrials, Financials, Utilities and Transportation, and serves as a broad indicator of the performance of the U.S. equity market. The Proxy Peer Group companies are listed in the CD&A section of the AAR CORP. 2010 Proxy Statement.

AAR Overview

AAR is a leading provider of products and services to the worlwide aviation and government and defense industries. Our diverse and balanced portfolio contributes to AAR's financial strength and our ability to serve customers today, tomorrow and into the future.



AAR CORP.

Aviation Supply Chain

AAR has built a reputation as a leading provider of supply chain solutions for the aerospace industry. Our logistics, distribution and component repair businesses work together to reduce costs, increase parts availability and minimize downtime for our customers' aircraft. Our advanced IT integration capabilities connect customers' and suppliers' business systems to provide real-time access to operational data and visibility across the entire supply chain. Through this powerful combination, we offer fully integrated inventory management solutions for aircraft and engines using skills that we developed over nearly 60 years of serving the aviation and aerospace industry.

AAR BUSINESSES

Aircraft Component Services
Aircraft Sales and Leasing
Aircraft Turbine Center
Allen Asset Management

PERCENT OF SALES

30%





Maintenance, Repair and Overhaul

AAR is one of the top 10 providers of aircraft maintenance, repair and overhaul services in the world. We support commercial airlines and government fleet operators with services that are combined into custom solutions built around our customers' unique requirements. Our services cover everything from major structural repairs to the replacement of a single part and are backed by a safety system that leverages best practices from across the industry. Advanced engineering rounds out these diverse capabilities and gives customers a single source for all their maintenance and modification needs. Simply put, we help customers operate aircraft more efficiently while maintaining their high levels of safety and service.

AAR BUSINESSES

Aircraft Services
Engineering Services
Landing Gear Services
PMA Development and Supply

PERCENT OF SALES

22%





Structures and Systems

AAR provides a wide range of high-value manufacturing and design services, developing and building specialized products and components that are used in a variety of defense and aerospace applications. Our mobility products are used to support the mobilization of troops and supplies into theaters of operation and sustain in-theater activity. We also develop customized cargo systems for a variety of commercial and military aircraft types. Our advanced composite structures and precision machined parts are used in major commercial and defense programs and are helping to advance innovative new platforms in development. AAR puts its capabilities to work where they're needed most—solving problems for customers.

AAR BUSINESSES

Cargo Systems
Mobility Systems
Precision Systems

PERCENT OF SALES

33%





Government and Defense Services

AAR offers a unique alternative to traditional aerospace and defense service providers. We are agile and able to respond in days, not months, with a proven track record of supporting in-theater activity around the world. We provide a variety of niche services to support our government and defense customers. Our logistics services and IT technologies keep advanced aircraft platforms and ground equipment mission-ready and operating at peak efficiency, while our advanced communication systems serve as a critical link during natural disasters and humanitarian aid operations. Airlift services, the newest addition to the AAR portfolio, speed people, cargo and supplies wherever they need to be around the world.

AAR BUSINESSES

Aviation Worldwide Services
Defense Systems and Logistics
Integrated Technologies

PERCENT OF SALES

15%



AAR Leadership

An accomplished and experienced leadership team dedicated to integrity, fiscal responsibility, operational excellence, customer satisfaction and stockholder value.

CORPORATE OFFICERS

David P. Storch
Chairman and
Chief Executive Officer

Timothy J. Romenesko
President and
Chief Operating Officer

Michael K. Carr
Vice President, Tax and
Assistant Treasurer

Peter K. Chapman
Vice President,
Chief Commercial Officer

James J. Clark
Vice President,
Commercial Strategy and
Business Development

Cheryle R. Jackson
Vice President,
Government Affairs and
Corporate Development

Dany Kleiman
Group Vice President,
Maintenance, Repair
and Overhaul

Kevin M. Larson
Vice President,
Chief Information Officer

Randy J. Martinez
Group Vice President,
Government and Defense Services

Richard J. Poulton
Vice President,
Chief Financial Officer
and Treasurer

David E. Prusiecki
Vice President, Defense Programs

Robert J. Regan
Vice President,
General Counsel and Secretary

Michael J. Sharp
Vice President, Controller
and Chief Accounting Officer

Timothy O. Skelly
Vice President, Human Resources

Terry D. Stinson
Group Vice President,
Structures and Systems

Donald J. Wetekam
Senior Vice President,
Government and Defense
Business Development

BOARD OF DIRECTORS

David P. Storch
Chairman and
Chief Executive Officer,
AAR CORP.

Norman R. Bobins
Non-Executive Chairman,
The PrivateBank and
Trust Company — Chicago

Michael R. Boyce
Chairman and Chief Executive
Officer, PQ Corporation
Chairman and Chief Executive
Officer, The Peak Group

James G. Brocksmith, Jr.
Independent Business
Consultant
Retired Deputy Chairman
and Chief Operating Officer,
KPMG LLP

Gerald F. Fitzgerald, Jr.
Chairman and President,
Cornerstone Bancorp, Inc.
Chairman and President,
LaSalle Bancorp, Inc.

Ronald R. Fogleman
USAF (Ret.)
President and Chief Operating
Officer, B Bar J Cattle Company

James E. Goodwin
Chairman,
Federal Signal Corporation
Retired Chairman and
Chief Executive Officer, UAL, Inc.
and United Airlines, Inc.

Patrick J. Kelly
Managing Director, KMK &
Associates, LLC

Timothy J. Romenesko
President and
Chief Operating Officer,
AAR CORP.

Marc J. Walfish
Founding Partner,
Merit Capital Partners

Ronald B. Woodard
Chairman, MagnaDrive, Inc.
Retired President, Boeing
Commercial Airplane Group

Honorary
Ira A. Eichner
Founder and Chairman
of the Board Emeritus

AUDIT COMMITTEE

James E. Goodwin, Chairman
Norman R. Bobins
James G. Brocksmith, Jr.
Gerald F. Fitzgerald, Jr.
Marc J. Walfish
Ronald B. Woodard

EXECUTIVE COMMITTEE

David P. Storch, Chairman
James E. Goodwin
Marc J. Walfish

COMPENSATION COMMITTEE

James G. Brocksmith, Jr., Chairman
Michael R. Boyce
Ronald R. Fogleman
Patrick J. Kelly
Ronald B. Woodard

NOMINATING AND GOVERNANCE COMMITTEE

Ronald R. Fogleman, Chairman
Michael R. Boyce
James E. Goodwin
Marc J. Walfish

Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended May 31, 2010

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 1-6263

AAR CORP.

(Exact name of registrant as specified in its charter)

Delaware	**36-2334820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(630) 227-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, $1.00 par value	**New York Stock Exchange** **Chicago Stock Exchange**
Common Stock Purchase Rights	**New York Stock Exchange** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.(Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At November 30, 2009, the aggregate market value of the registrant's voting stock held by nonaffiliates was approximately $701,342,948 (based upon the closing price of the Common Stock at November 30, 2009 as reported on the New York Stock Exchange).

On June 30, 2010, there were 39,481,975 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the definitive proxy statement relating to the registrant's 2010 Annual Meeting of Stockholders, to be held October 13, 2010 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS
(Dollars in thousands)

General

AAR CORP. and its subsidiaries are referred to herein collectively as "AAR," "Company," "we," "us," and "our" unless the context indicates otherwise. AAR was founded in 1951, organized in 1955 and reincorporated in Delaware in 1966. We are a diversified provider of products and services to the worldwide aviation and government and defense markets. We conduct our business activities primarily through seven principal operating subsidiaries: AAR Parts Trading, Inc.; AAR Aircraft & Engine Sales & Leasing, Inc.; AAR Services, Inc.; AAR Aircraft Services, Inc.; AAR Manufacturing, Inc.; AAR Logicor, Inc.; and AAR International, Inc. Our international business activities are conducted primarily through AAR International, Inc.

Recent Developments

On April 7, 2010, we acquired Aviation Worldwide Services ("AWS"), a leading provider of expeditionary airlift services and aircraft modifications to the United States and other government customers, from Xe Services LLC. AWS, through its operating subsidiaries, Presidential Airways and STI Aviation, provides fixed-and rotary-wing flight operations, transporting personnel and cargo in support of worldwide U.S. Department of Defense and Department of State deployments, and performs engineering and design modifications on rotary-wing aircraft for government customers. AWS operates a fleet of customized fixed-wing and rotary-wing aircraft, principally in Afghanistan, Northern Africa and in the Western Pacific.

The financial results for AWS are reported in a new reportable business segment called Government and Defense Services. This segment also includes the financial results of our defense systems and logistics business, which previously were reported in our Aviation Supply Chain segment, and AAR Brown International (d/b/a Integrated Technologies), the results of which were previously reported in our Structures and Systems segment. The addition of the fourth reportable business segment aligns our reportable segments with the way our Chief Executive Officer now evaluates performance and the way we are internally organized. We believe this new segment will provide enhanced transparency to our government and defense services business, which has become a more material part of AAR with the acquisition of AWS, and aligns these businesses around a common end-user market.

Our four business segments are: (i) Aviation Supply Chain, comprised primarily of business activities conducted through AAR Parts Trading, Inc.; AAR Allen Services, Inc. (a wholly-owned subsidiary of AAR Services, Inc.); AAR Aircraft & Engine Sales & Leasing, Inc. and AAR International, Inc.; (ii) Government and Defense Services, comprised primarily of business activities conducted through AAR Parts Trading, Inc. and AAR Logicor, Inc.; (iii) Maintenance, Repair and Overhaul, comprised primarily of business activities conducted through AAR Services, Inc; AAR Allen Services, Inc. and AAR Aircraft Services, Inc.; and (iv) Structures and Systems, comprised primarily of business activities conducted through AAR Manufacturing, Inc.

Aviation Supply Chain

Activities in our Aviation Supply Chain segment include the purchase and sale of a wide variety of new, overhauled and repaired engine and airframe parts and components for our airline customers. We also repair and overhaul a wide variety of avionics, electrical, electronic, fuel, hydraulic and pneumatic components and instruments and a broad range of internal airframe components for our customers. We provide customized inventory supply and management programs for engine and airframe parts and components in support of airline customers' maintenance activities. The types of services provided under these programs include program and warehouse management, parts replenishment and parts and component repair and overhaul. We are an authorized distributor for more than 125 leading aviation product manufacturers. In addition, we sell and lease commercial jet engines. We acquire aviation parts and components from domestic and foreign airlines, original equipment manufacturers, independent aviation service companies and aircraft leasing companies. From time to time, we also purchase aircraft and engines for disassembly to individual parts and components. These assets may be leased to airlines on a short-term basis prior to disassembly. In the Aviation Supply Chain segment, the majority of our sales are made pursuant to standard commercial purchase orders. In certain inventory supply and management programs, we supply products and services under agreements reflecting negotiated terms and conditions.

Activities in our Aviation Supply Chain segment also include the sale and lease of used commercial aircraft. Each sale or lease is negotiated as a separate agreement which includes term, price, representations, warranties and lease return provisions. Leases have fixed terms; early termination by either party is not permitted except in the event of a breach. We also purchase aircraft from airlines and aircraft leasing companies for our own account or in partnership with strategic or financial partners under joint venture agreements. Since early calendar year 2008, our strategy has been to reduce our investment in our joint venture and wholly-owned aircraft portfolio available for lease or sale to the commercial airline market. At May 31, 2010, the total number of aircraft held in joint ventures was 27 and five were wholly-owned.

The following table summarizes our aircraft portfolio by aircraft type and by ownership status as of May 31, 2010:

Aircraft Type	Joint Venture Portfolio	Wholly-Owned Portfolio
MD80 series	—	1
737-300 series	4	—
737-400 series	18	—
757-200 series	1	—
767-300 series	2	—
747-400 series	1	—
A320	1	3
CRJ200	—	1
Total	27	5

At May 31, 2010, 30 of the 32 aircraft were on lease, with 20 of the aircraft on lease outside of North America. Two of our wholly owned A320 aircraft were not leased as of May 31, 2010. During fiscal 2011, five 737-400's and two 737-300's in the joint venture portfolio, and the MD80 in the wholly-owned portfolio will be up for lease renewal. The oldest aircraft in the portfolio of 32 aircraft is 23 years old, the newest aircraft is 11 years old and the average age of our fleet is 18 years (see Note 8 of Notes to Consolidated Financial Statements). Within the Aviation Supply Chain segment, we also provide advisory services which consist of assistance in remarketing aircraft, records management and storage maintenance.

Government and Defense Services

Activities in our Government and Defense Services segment include AWS, which we acquired in April 2010, as well as our defense systems and logistics and integrated technologies services businesses. Through AWS's two primary subsidiaries, Presidential Airways and STI Aviation, we provide fixed- and rotary-wing flight operations, transporting personnel and cargo in support of worldwide U.S. Department of Defense and Department of State deployments, and perform engineering and design modifications on rotary-wing aircraft for government customers. AWS, through its subsidiaries, holds FAR Part 133 and 135 certificates to operate aircraft and a FAR Part 145 certificate to operate a repair station. AWS is also Commercial Aircraft Review Board certified with the Department of Defense.

In this segment, we also provide customized performance-based logistics programs in support of U.S. Department of Defense and foreign governments' aircraft maintenance activities. The types of services provided under these programs include program and warehouse management, parts replenishment, airframe maintenance and maintenance planning and component repair and overhaul. We also provide engineering, design, manufacturing and system integration services.

In June 2010, the Company and partners of AAR Global Solutions, LLC ("AARGS") agreed to wind down the operations of AARGS. The Company expects to continue efforts to compete as a prime contractor in the domestic and international government and defense markets through the use of its own resources and personnel.

Maintenance, Repair and Overhaul

Activities in our Maintenance, Repair and Overhaul ("MRO") segment include major airframe maintenance inspection and overhaul, painting services, line maintenance, airframe modifications, structural repairs, avionic service and installation, exterior and interior refurbishment and engineering services and support for many types of commercial and military aircraft. We also repair and overhaul landing gears, wheels and brakes for different commercial and military aircraft. We currently operate four airframe maintenance facilities and one landing gear overhaul facility.

We have a long-term lease to occupy a portion of an aircraft maintenance facility in Indianapolis, Indiana (the "Indianapolis Maintenance Center" or "IMC"), which is owned by the Indianapolis Airport Authority ("IAA"). We believe the IMC is one of the most efficient and state-of-the-art airframe maintenance facilities in the United States. The IMC is comprised of 12 airframe maintenance bays, backshop space and warehouse and office space. Our lease with the IAA allows us to occupy up to ten of the maintenance bays and certain office space and expires in December 2014, with a ten-year renewal option. The lease agreement contains early termination rights for AAR and the IAA, which may be exercised in specified circumstances. We also operate aircraft maintenance facilities located in Oklahoma City, Oklahoma and Miami, Florida and a regional aircraft maintenance facility located in Hot Springs, Arkansas. On March 5, 2008, we acquired Avborne Heavy Maintenance, Inc. ("Avborne"), an independent provider of airframe maintenance, modifications, installations and painting services to commercial airlines, international cargo carriers and major aircraft leasing companies. Avborne performs heavy maintenance on Boeing and Airbus aircraft at a leased facility located at Miami International Airport. In addition to our aircraft maintenance facilities, we operate a landing gear repair center in Miami, Florida where we repair and overhaul landing gear, wheels, brakes and actuators for different types of commercial and military aircraft.

In this segment, we purchase replacement parts from OEMs and other suppliers that are used in our maintenance, repair and overhaul operations. We have ongoing arrangements with OEMs that provide us access to parts, repair manuals and service bulletins in support of parts manufactured by the OEMs. Although the terms of each arrangement vary, they typically are made on standard OEM terms as to duration, price and delivery. When possible, we obtain replacement parts used in repair and overhaul activities from operating units in our Aviation Supply Chain segment.

Structures and Systems

Activities in our Structures and Systems segment include the design, manufacture and repair of airdrop and other transportation pallets, and a wide variety of containers and shelters used in support of military and humanitarian tactical deployment activities. The containers and shelters are used in a variety of mission requirements, including armories, supply and parts storage, refrigeration systems, tactical operation centers, briefing rooms, laundry and kitchen facilities, water treatment and sleeping quarters.

We also design, manufacture and install in-plane cargo loading and handling systems for commercial and military aircraft and helicopters. We design and manufacture advanced composite materials for commercial, business and military aircraft as well as advanced composite structures for the transportation industry. On December 3, 2007, we acquired Summa Technology, Inc. ("Summa"), a leading provider of high-end sub-systems and precision machining, fabrication, welding and engineering services. In this segment, sales are made to customers pursuant to standard commercial purchase orders and contracts. We purchase raw materials for this business, including steel, titanium, aluminum, extrusions and castings and other necessary supplies, from a number of vendors.

Raw Materials

We historically have been able to obtain raw materials and other items for our inventories for each of our segments at competitive prices, terms and conditions from numerous sources, and we expect to be able to continue to do so.

Terms of Sale

In the Aviation Supply Chain; Maintenance, Repair and Overhaul; and Structures and Systems segments, we generally sell our products under standard 30-day terms. On occasion, certain customers (principally foreign customers) will negotiate extended payment terms (60-90 days). Except for customary warranty provisions, customers do not have the right to return products nor do they have the right to extended financing. For aircraft sales in Aviation Supply Chain, we sell our products on a cash due at delivery basis, standard 30-day terms or on an extended term basis, and aircraft purchasers do not have the right to return the aircraft. Our contracts with the U.S. Department of Defense and its contractors, U.S. Department of State and other governmental agencies are typically firm agreements to provide products and services at a fixed price or on a time and material basis, and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the government customer.

Customers

For each of our business segments, we market and sell products and services primarily through our own employees. In certain markets outside of the United States, we rely on foreign sales representatives to assist in the sale of our products and services.

The principal customers for our products and services in the Aviation Supply Chain and Maintenance, Repair and Overhaul segments are domestic and foreign commercial airlines, regional and commuter airlines, business and general aviation operators, original equipment manufacturers, aircraft leasing companies, domestic and foreign military organizations and independent aviation support companies. In the Government and Defense Services segment, our principal customers are the U.S. Department of Defense and its contractors, the U.S. Department of State, and foreign military organizations or governments. In the Structures and Systems segment, our principal customers include the U.S. Department of Defense and its contractors, foreign government and defense organizations, domestic and foreign passenger and freight airlines, original equipment manufacturers, large system providers and other industrial entities.

Sales of aviation products and services to our airline customers are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g., frequency of schedules), the number of airline operators and the level of sales of new and used aircraft. Sales to the U.S. Department of Defense, U.S. Department of State and other government agencies are subject to a number of factors, including the level of troop deployment worldwide, government funding, competitive bidding and requirements generated by world events.

Licenses

We have 11 Federal Aviation Administration ("FAA") licensed repair stations in the United States and Europe. Of the 11 licensed FAA repair stations, six are also European Aviation Safety Agency ("EASA") licensed repair stations. Such licenses, which are ongoing in duration, are required in order for us to perform authorized maintenance, repair and overhaul services for our customers and are subject to revocation by the government for non-compliance with applicable regulations. Of the 11 FAA licensed repair stations, four are in the Aviation Supply Chain segment, one is in the Government and Defense Services segment, five are in the Maintenance, Repair and Overhaul segment and one is in the Structures and Systems segment. Of the six EASA licensed repair stations, two are in the Aviation Supply Chain segment and four are in the Maintenance, Repair and Overhaul segment. In our Government and Defense Services segment, we also hold FAR Part 133 and 135 certificates to operate aircraft. We also are Commercial Aircraft Review Board certified with the U.S. Department of Defense. We believe that we possess all licenses and certifications that are material to the conduct of our business.

Competition

Competition in each of our markets is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in both the Aviation Supply Chain and the Maintenance, Repair and Overhaul segments include OEMs, the service divisions of large commercial airlines and other independent suppliers of parts and repair and overhaul services. Our manufacturing, machining and engineering activities in our Structures and Systems segment compete with a number of divisions of large corporations and other large and small companies. In our Government and Defense Services segment, our expeditionary airlift services activities compete with a few domestic government contracting companies and our performance-based logistic services activities compete with large domestic companies and other independent suppliers of these types of services. Although certain of our competitors have substantially greater financial and other resources than we do, in each of our four business segments we believe that we have maintained a satisfactory competitive position through our responsiveness to customer needs, our attention to quality and our unique combination of market expertise and technical and financial capabilities.

Backlog

At May 31, 2010, backlog believed to be firm was approximately $597,700 compared to $492,500 at May 31, 2009. These amounts do not include expected sales from the A400M cargo system (see Item 1A—Risk Factors). Approximately $502,900 of our May 31, 2010 backlog is expected to be filled within the next 12 months. The increase in backlog as of May 31, 2010 is attributable to AWS.

Employees

At May 31, 2010, we employed approximately 5,800 persons worldwide. We also retain approximately 540 contract workers, the majority of which are located at our airframe maintenance facilities.

Sales to Government and Defense Customers

Sales to global defense customers were $651,637 (48.2% of total sales) in fiscal 2010. Sales to the U.S. Department of Defense and its contractors were $607,348 (44.9% of total sales), $533,050 (37.4% of total sales) and $438,501 (31.7% of total sales) in fiscal years 2010, 2009 and 2008, respectively. Sales to government and defense customers are reported in each of our reportable segments (see Note 14 of Notes to Consolidated Financial Statements). Because such sales are subject to competitive bidding and U.S. government funding, no assurance can be given that such sales will continue at levels previously experienced. The majority of our U.S. government contracts are for products and services supporting ongoing military logistics activities and the U.S. military's deployment strategy, as well as for expeditionary airlift services and are, therefore, subject to changes in defense and other governmental agency funding and spending. Our U.S. government contracts are subject to termination at the election of the U.S. government; in the event of such a termination we would be entitled to recover from the U.S. government all allowable costs incurred by us through the date of termination.

Available Information

For additional information concerning our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business Segment Information" in Note 14 of Notes to Consolidated Financial Statements under Item 8, "Financial Statements and Supplementary Data."

Our internet address is *www.aarcorp.com*. We make available free of charge through our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Information contained on our web site is not a part of this report.

ITEM 1A. RISK FACTORS

The following is a description of the principal risks inherent in our business.

We are affected by factors that adversely affect the commercial aviation industry.

As a provider of products and services to the commercial aviation industry, we are greatly affected by overall economic conditions of that industry. The commercial aviation industry is historically cyclical and has been negatively affected during the past decade by the terrorist attacks of September 11, 2001, the subsequent decline in air travel, the war on terrorism, the outbreak of Severe Acute Respiratory Syndrome, or SARS, and historically high oil prices. As a result of these and other events, certain customers filed for bankruptcy protection over the past several years, and others may be forced to do so in the future.

More recently, demand for air transportation in the United States and abroad has decreased due to adverse changes and deterioration in the U.S. and other global economies. While some economic indicators, like the U.S. GDP, have shown growth, other economic indicators that affect air travel, such as unemployment, have not yet begun to recover. Continued sluggish or weak world-wide economic conditions may lead airlines to further reduce domestic or international capacity. In addition, certain of our airline customers have been impacted by tight credit markets, which has limited their ability to buy parts, services, engines and aircraft.

A further reduction in the operating fleet of aircraft both in the U.S. and abroad will result in reduced demand for parts support and maintenance activities for the type of aircraft affected. Further, tight credit conditions may impact the amount of liquidity available to buy parts, services, engines and aircraft. Reduced demand from customers caused by weak economic conditions, including tight credit conditions, may adversely impact our financial condition or results of operations.

Our business, financial condition, results of operations and growth rates may be adversely affected by these and other events that impact the aviation industry, including the following:

- deterioration in the financial condition of our existing and potential customers;
- reductions in the need for, or the deferral of, aircraft maintenance and repair services and spare parts support;
- retirement of older generation aircraft, resulting in lower prices for spare parts and services for those aircraft;
- reductions in demand for used aircraft and engines;
- increased in-house maintenance by airlines;
- high oil prices;
- future terrorist attacks and the ongoing war on terrorism; and
- future outbreaks of infectious diseases.

Our customers may not be able to meet their financial obligations to us or we may experience less business as a result of the current airline environment, which would adversely affect our financial condition and results of operations.

Certain of our existing and prospective worldwide airline customers continue to suffer from problems affecting the aviation industry, and some have filed for bankruptcy protection. As a result, we may sell fewer parts and services to these customers and certain of these customers continue to pose credit risks to us. Our inability to collect outstanding accounts receivable from one or more important customers would adversely affect our results of operations and financial condition.

Since 2005, Mesa Air Group, Inc. ("Mesa") has been a significant customer of the Company. During fiscal 2010, total sales to Mesa were $63,500, of which $38,800 was in the Aviation Supply Chain segment (of which approximately $23,000 related to the ERJ 145 and CRJ 200 aircraft) and $24,700 was in the Maintenance, Repair and Overhaul segment (of which approximately $11,000 related to the ERJ 145 and CRJ 200 aircraft). In November 2009, AAR and Mesa amended their parts supply and maintenance agreements for the ERJ 145 and CRJ 200 aircraft types to provide Mesa with increased flexibility to respond to demand fluctuations in the 50-seat aircraft market.

On January 5, 2010, Mesa and subsidiaries filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As a result, we wrote off certain pre-petition accounts receivable due from Mesa.

Based upon our understanding of Mesa's requirements and subject to its restructuring plan, we expect future annual sales to Mesa to approximate $30,000 to $35,000. At May 31, 2010, we had long-term assets recorded in equipment on long-term lease of $38,600 supporting the Mesa supply chain programs. At May 31, 2010, we also had post-petition trade accounts receivable and other assets associated with Mesa of approximately $6,200. If Mesa significantly reduces or eliminates a portion of its remaining aircraft fleet, or if Mesa is not able to emerge from its bankruptcy proceedings, our results of operations and financial position could be negatively affected.

Market values for our aviation products fluctuate.

We use a number of assumptions when determining the recoverability of inventories and aircraft and engines which are on lease or available for lease. These assumptions include historical sales trends, current and expected usage trends, replacement values, current and expected lease rates, residual values, future demand, and future cash flows. During the second quarter of fiscal 2009, we performed a comprehensive review of our aircraft portfolio. The primary objective of this review was to assess the impact of the economic slowdown and credit crisis on market conditions. Based upon that review, we recorded a $21,033 pre-tax impairment charge in the second quarter of fiscal 2009 to reduce the carrying value of three aircraft to their net realizable value. During the fourth quarter of fiscal 2009, we recorded a $10,100 pre-tax impairment charge on inventory and engines which had been acquired prior to September 11, 2001. This inventory was also subject to impairment charges recorded in previous fiscal years. The fiscal 2009 inventory and engine impairment charges were triggered by declining conditions in the commercial aviation industry and a slowdown in the sales volume of these assets during the fiscal year. Further reductions in demand for our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the recoverability of our inventories, aircraft and engines, could result in additional impairment charges in future periods. We can give no assurance that future impairment charges for our inventories, aircraft and engines will not occur.

Acquisitions expose us to risks, including the risk that we may be unable to effectively integrate acquired businesses.

During fiscal 2008 and 2007, we completed four acquisitions. More recently, in April 2010, we acquired AWS. Further, we explore and have discussions with third parties regarding additional acquisitions on a regular basis. Acquisitions involve risks, including difficulties in integrating the operations and personnel, the effects of amortization of any acquired intangible assets and the potential impairment of goodwill, and the potential loss of key employees of the acquired business. For our recent acquisitions, and for any businesses we may acquire in the future, we may not be able to execute our operational, financial or integration plans for the acquired businesses, which could adversely affect our results of operations and financial condition.

We face risks of cost overruns and losses on fixed-price contracts.

We sell certain of our products and services to our commercial and government customers under firm contracts providing for fixed prices, regardless of costs incurred by us. The cost of producing products or providing services may be adversely affected by increases in the cost of labor, materials, fuel, overhead and other unknown variants, including manufacturing and other operational inefficiencies and differences between assumptions used by us to price a contract and actual results. Increased costs may result in cost overruns and losses on such contracts, which could adversely affect our results of operations and financial condition.

We may be unable to re-lease or sell aircraft and engines when their current leases expire.

We lease aircraft and engines to our customers on an operating lease basis. Our ability to re-lease or sell these assets on acceptable terms when the lease expires is subject to a number of factors which drive industry capacity, including new aircraft deliveries, availability of used aircraft and engines in the marketplace, competition, financial condition of our customers, overall health of the airline industry and general economic conditions. During fiscal 2011, five 737-400's and two 737-300's in the joint venture portfolio and one MD80 in the wholly owned portfolio will be up for lease renewal. Our inability to re-lease these aircraft, or other aircraft and engines that are currently on lease, could adversely affect our results of operations and financial condition.

Significant cost issues may develop in connection with the A400M Cargo system.

In June 2005, we announced that our Cargo Systems business in our Structures and Systems segment was selected to provide cargo handling systems for the new A400M Military Transport Aircraft ("A400M"). We are a subcontractor to Pfalz Flugzeugwerke GmbH ("PFW") of Speyer, Germany on this Airbus program. We have incurred, and are expected to continue to incur, significant development costs in connection with this program (see Note 13 in Notes to Consolidated Financial Statements). Our portion of revenue to be generated from this program is expected to exceed $300 million through fiscal 2020, based on current sales projections for the A400M as provided to us by Airbus. Based on program delays and information provided by Airbus, planned first shipments under this program have slipped to fiscal 2013. If the A400M experiences significant additional delivery delays or order cancellations, or if we fail to develop the system according to contract specifications, then we may not be able to recover our development costs, and our operating results and financial condition could be adversely affected.

Success within our Maintenance, Repair and Overhaul segment is dependent upon continued outsourcing by the airlines.

We currently conduct airframe maintenance, repair and overhaul activities at leased facilities in Indianapolis, Indiana; Oklahoma City, Oklahoma; Miami, Florida; and Hot Springs, Arkansas. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of aircraft operating and the extent of outsourcing of maintenance activities by airlines. If either the number of aircraft operating or the level of outsourcing of maintenance activities decline, we may not be able to execute our operational and financial plans at our MRO facilities, which could adversely affect our results of operations and financial condition.

We operate in highly competitive markets, and competitive pressures may adversely affect us.

The aviation industry and the markets for our products and services to our government and defense customers are highly competitive, and we face competition from a number of sources, both domestic and international. Our competitors include aircraft and aircraft component and parts manufacturers, airline and aircraft service companies, other companies providing maintenance, repair and overhaul services, other aircraft spare parts distributors and redistributors, and other expeditionary airlift service providers.

Some of our competitors have substantially greater financial and other resources than we have and others may price their products and services below our selling prices. These competitive pressures could adversely affect our results of operations and financial condition.

We are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation.

The aviation industry is highly regulated by the FAA in the United States and equivalent regulatory agencies in other countries. Before we sell any of our products that are to be installed in an aircraft, such as engines, engine parts and components, and airframe and accessory parts and components, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. We operate repair stations that are licensed by the FAA and the equivalent regulatory agencies in other countries, and hold certificates to operate aircraft. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. New and more stringent governmental regulations may be adopted in the future that, if enacted, may have an adverse impact on us.

If any of the Company's material licenses, certificates, authorizations or approvals were revoked or suspended by the FAA or equivalent regulatory agencies in other countries, our results of operations and financial condition may be adversely affected.

Our government contracts may not continue at present sales levels, which may have a material adverse effect on our financial condition and results of operations.

Our sales to agencies of the U.S. government and their contractors were approximately $607,348 (44.9% of consolidated sales) in fiscal year 2010 (See Note 14 of Notes to Consolidated Financial Statements). With our acquisition of AWS, we expect such sales to represent a larger portion of our business in the future. The majority of our U.S. government contracts are for products and services used for ongoing military performance-based logistics support activities, products which support the U.S. military's deployment strategy, and expeditionary airlift services in support of military deployments. Our contracts with the U.S. government, including the Department of Defense and its contractors, are typically firm agreements to provide products and services at a fixed price and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the government customer. Sales to agencies of the U.S. government and their contractors are subject to a number of factors, including the level of troop deployment worldwide, competitive bidding, U.S. government funding requirements generated by world events, and budgetary constraints. Therefore, such sales may not continue at levels previously experienced. While spending authorizations for intelligence and defense-related programs by the U.S. government have increased in recent years, in particular after the 2001 terrorist attacks and more recently as a result of action in support of military and civil activity in Afghanistan and Iraq, future levels of expenditure, mission priorities and authorizations for these programs may decrease or shift to programs in areas where we do not currently provide services, which could have an adverse effect on our results of operations and financial condition.

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts. These laws and regulations include the Federal Acquisition Regulation, the Truth in Negotiations Act, Cost Accounting Standards, and laws, regulations and orders restricting the use and dissemination of classified information under U.S. export control laws, and the export of certain products and technical information. In complying with these laws and regulations, we may incur significant costs, and non-compliance may result in the imposition of fines and penalties, including contractual damages. If we fail to comply with these laws and regulations or if a government audit, review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions. Our reputation could suffer harm if allegations of impropriety were made against us, which could adversely affect our operating performance and may result in additional expenses and possible loss of revenue. U.S. government contractors that provide support services in theaters of conflict such as Afghanistan have come under increasing scrutiny by agency inspector generals, government auditors and congressional committees. Investigations pursued by any or all of these groups may result in adverse publicity for us and reputational harm, regardless of the underlying merit of the allegations being investigated.

We are exposed to risks associated with operating internationally.

We conduct our business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. A significant portion of AWS's revenue is derived from providing expeditionary airlift services in Afghanistan. Consequently, we are subject to a variety of risks that are specific to international operations, including the following:

- military conflicts, civil strife and political risks;
- export regulations that could erode profit margins or restrict exports;
- compliance with the U.S. Foreign Corrupt Practices Act;
- the burden and cost of compliance with foreign laws, treaties and technical standards and changes in those regulations;
- contract award and funding delays;
- potential restrictions on transfers of funds;
- import and export duties and value added taxes;
- transportation delays and interruptions; and
- uncertainties arising from foreign local business practices and cultural considerations.

While we have and will continue to adopt measures to reduce the potential impact of losses resulting from the risks of doing business internationally, we cannot ensure that such measures will be adequate. There can be no assurances that the regions in which we operate will continue to be stable enough to allow us to operate profitably or at all. In connection with our acquisition of AWS, we expect to enter into a consent agreement with the U.S. Department of State, Office of the Directorate of Defense Trade Controls, to resolve certain violations of export control laws by AWS that occurred prior to our acquisition. Under the proposed consent agreement, we would take certain measures to enhance AWS' export compliance program and appoint an internal special compliance official to oversee AWS' continuing assessment, improvement and adoption of enhancements to its compliance program. If during the eighteen-month term of the consent agreement, the government determines we have failed to comply with the terms of the consent agreement, we or one of our subsidiaries may face sanctions, which could include debarment from participating in contracts with the U.S. government.

We are dependent upon the continued availability of financing to manage our business and to execute our business strategy, and additional financing may not be available on terms acceptable to us.

Our ability to manage our business and to execute our business strategy is dependent, in part, on the continued availability of debt and equity capital. Access to the debt and equity capital markets may be limited by various factors, including the condition of overall credit markets, general economic factors, the state of the aviation industry, our financial performance and credit ratings. Debt and equity capital may not continue to be available to us on favorable terms, or at all. Our inability to obtain financing on favorable terms could adversely affect our results of operations and financial condition.

Our existing debt includes restrictive and financial covenants.

Certain of our loan agreements require us to comply with various restrictive covenants and some contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. Our failure to comply with these covenants could adversely affect our results of operations and financial condition.

Our industry is susceptible to product and other liability claims, and claims not adequately covered by insurance may adversely affect our financial condition.

Our business exposes us to possible claims for property damage and personal injury or death which may result if an engine, engine part or component, airframe part or accessory or any other aviation product which we have sold, manufactured or repaired fails, or if an aircraft we operated, serviced or in which our products are installed crashes and the cause cannot be determined. We carry substantial liability insurance in amounts that we believe are adequate for our risk exposure and commensurate with industry norms. However, claims may arise in the future, and our insurance coverage may not be adequate to protect us in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any product liability claim not covered by adequate insurance could adversely affect our results of operations and financial condition.

We must comply with extensive environmental requirements, and any exposure to environmental liabilities may adversely affect us.

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and may continue to have an impact on our operations. Management cannot assess the possible effect of compliance with future environmental requirements or of future environmental claims for which we may not have adequate indemnification or insurance coverage. If we were required to pay the expenses related to any future environmental claims for which neither indemnification nor insurance coverage were available, these expenses could have an adverse impact on our results of operations and financial condition.

Future environmental regulatory developments in the United States and abroad concerning issues such as climate change, could adversely affect operations and increase operating costs and, through their impact on our customers, reduce demand. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, the International Civil Aviation Organization, or by signatory countries through a new global climate change treaty to regulate the emission of greenhouse gases by the aviation industry. The precise nature of any such requirements and their applicability to us and our customers are difficult to predict, but the impact to us and the aviation industry would likely be adverse and could be significant, including the potential for increased fuel costs, carbon taxes or fees, or a requirement to purchase carbon credits.

We may need to make significant capital expenditures to keep pace with technological developments in our industry.

The aviation industry is constantly undergoing development and change, and it is likely that new products, equipment and methods of repair and overhaul services will be introduced in the future. We may need to make significant expenditures to purchase new equipment and to train our employees to keep pace with any new technological developments. These expenditures could adversely affect our results of operations and financial condition.

Our operations would be adversely affected by a shortage of skilled personnel or work stoppages.

Because of the complex nature of many of our products and services, we are dependent on an educated and highly skilled workforce. Furthermore, we have a collective bargaining agreement covering approximately 610 employees. Our ability to operate successfully and meet our customers' demands could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel, including qualified licensed mechanics, to conduct our business, or if we experience a significant or prolonged work stoppage, and may adversely affect our results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Our principal parts distribution activities for the Aviation Supply Chain segment are conducted from a building in Wood Dale, Illinois, which we own subject to a mortgage. In addition to warehouse space, this facility includes executive, sales and administrative offices. We also lease a facility in Garden City, New York, and we own a building near Schiphol International Airport in the Netherlands to support activities in the Aviation Supply Chain segment.

Our principal activities in the Government and Defense Services segment are conducted from a building in Wood Dale, Illinois, which we own subject to a mortgage, and leased facilities in Macon, Georgia; Jacksonville, Florida; Moyock, North Carolina and Huntsville, Alabama.

Our principal activities in the Maintenance, Repair and Overhaul segment are conducted at facilities leased by us located in Indianapolis, Indiana; Oklahoma City, Oklahoma; Miami, Florida and Hot Springs, Arkansas.

Our principal activities in the Structures and Systems segment are conducted at facilities owned by us in Clearwater, Florida (subject to an industrial revenue bond); Cadillac and Livonia, Michigan and Goldsboro, North Carolina. We also lease facilities in Huntsville, Alabama; Cullman, Alabama; Lebanon, Kentucky and Sacramento, California.

We also operate sales offices which support all our activities and are leased in London, England; Melbourne, Australia; Paris, France; Rio de Janeiro, Brazil; Shanghai, China; Singapore, Republic of Singapore; Tokyo, Japan and Abu Dhabi, UAE.

We believe that our owned and leased facilities are suitable and adequate for our operational requirements.

ITEM 3. LEGAL PROCEEDINGS
(Dollars in thousands)

Except as described below, we are not a party to any material, pending legal proceeding (including any governmental or environmental proceedings) other than routine litigation incidental to our business.

As previously disclosed, AAR received a favorable ruling in August 2009 from the Wexford County Circuit Court in *Michigan Department of Environmental Quality vs. AAR Cadillac Manufacturing, a division of AAR Manufacturing Group, Inc., an Illinois corporation and AAR Corp., a Delaware corporation.* The ruling fully exonerated the AAR companies from any liability in respect of an alleged post-1985 release of environmental contamination at and in the vicinity of its Cadillac, Michigan facility. In October 2009, the Michigan Department of Environmental Quality, now known as the Michigan Department of Natural Resources and Environment ("MDNRE"), filed an appeal of the Wexford County Circuit Court's order. On June 23, 2010, AAR Cadillac Manufacturing and the MDNRE entered into a Settlement Agreement and Release, which was subsequently approved by the Wexford County Circuit Court on June 24, 2010. The Settlement Agreement and Release provides for the dismissal of the MDNRE appeal, requires each of AAR Manufacturing and the MDNRE to undertake certain additional remedial steps at the Cadillac site, including further groundwater sampling, and establishes criteria for the eventual shutdown of all environmental measures at the Cadillac site.

In a related matter, in December 2008, the Company and the subsidiary were sued by Liberty Mutual Insurance Co., the insurer who had been paying the Company's defense costs in the MDEQ matter. The suit, entitled *Liberty Mutual Insurance Company vs. AAR Corporation, AAR Manufacturing Inc. and AAR Cadillac Manufacturing* (No. 08 CH 46851) was filed in the Circuit Court of Cook County, Chancery

Division. Plaintiff Liberty Mutual seeks a declaratory judgment stating that it has no duty to defend or indemnify the Company or the subsidiary with respect to defense costs incurred by AAR in the MDNRE matter. The case remains pending, with the parties currently engaged in settlement discussions.

ITEM 4. REMOVED AND RESERVED

Supplemental Item:

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning each of our executive officers is set forth below:

Name	Age	Present Position with the Company
David P. Storch	57	Chairman and Chief Executive Officer, Director
Timothy J. Romenesko	53	President and Chief Operating Officer, Director
Richard J. Poulton	45	Vice President, Chief Financial Officer and Treasurer
Robert J. Regan	52	Vice President, General Counsel and Secretary
Michael J. Sharp	48	Vice President, Controller and Chief Accounting Officer
Terry D. Stinson	68	Group Vice President, Structures and Systems
Randy J. Martinez	55	Group Vice President, Government and Defense Services
Dany Kleiman	49	Group Vice President, Maintenance, Repair and Overhaul

Mr. Storch was elected Chairman of the Board and Chief Executive Officer in October 2005. Previously, he served as President and Chief Executive Officer from 1996 to 2005 and Chief Operating Officer from 1989 to 1996. Prior to that, he served as a Vice President of the Company from 1988 to 1989. Mr. Storch joined the Company in 1979 and also served as president of a major subsidiary from 1984 to 1988. Mr. Storch has been a director of the Company since 1989.

Mr. Romenesko was appointed President and Chief Operating Officer effective June 1, 2007. Previously, he served as Vice President and Chief Financial Officer since 1994. He also served as Controller of the Company from 1991 to 1995, and in various other positions since joining the Company in 1981. Mr. Romenesko has been a director of the Company since July 2007.

Mr. Poulton was appointed Vice President, Chief Financial Officer and Treasurer effective June 1, 2007. Previously he served as Vice President of Acquisitions and Strategic Investments since joining the Company in September 2006. Prior to joining the Company, he spent ten years in the aviation industry and held senior executive leadership positions with UAL Corporation, including Senior Vice President of Business Development and Senior Vice President and Chief Procurement Officer for United Airlines, Inc.

Mr. Regan was appointed Vice President, General Counsel and Secretary of the Company effective June 1, 2009. Previously he served as Vice President and General Counsel and prior to that as Associate General Counsel after joining the Company in February 2008. Prior to joining the Company, he was a partner at the law firm of Schiff Hardin LLP since 1989.

Mr. Sharp has served as Vice President, Controller and Chief Accounting Officer since 1999. Previously, he served as Controller of the Company from 1996 to 1999. Prior to joining the Company, he was with Kraft Foods from 1994 to 1996, and with KPMG LLP from 1984 to 1994.

Mr. Stinson has served as Group Vice President of Structures and Systems since joining the Company in the first quarter of fiscal 2008. Previously, he was President of Commercial Operations for Thomas Group, an operational consulting firm, and Chairman and Chief Executive Officer of Xelus Inc. Prior to that he served as Chairman and Chief Executive Officer of Bell Helicopter Textron, Inc. from 1991 to 2001 and before that held leadership positions with United Technologies Corporation ("UTC"), including President and Chief Executive Officer of Hamilton Standard, a UTC division, from 1986 to 1991.

Mr. Martinez was named Group Vice President, Government and Defense Systems on April 20, 2010. Previously he served as Senior Vice President, Government and Defense Programs after joining the Company in March 2009. Prior to joining the Company, he served as Chief Executive Officer of World Air Holdings, Inc. and prior to that, he had a distinguished 21-year career with the U.S. Air Force (Colonel retired and Command Pilot), most recently serving as Principal Adviser to the Chief of Staff of NATO's Strategic Planning Staff.

Mr. Kleiman was named Group Vice President, Maintenance, Repair and Overhaul on June 10, 2010. Previously he served as Vice President, Operations since joining the Company in September 2009. Prior to joining the Company, he held various leadership positions within the aerospace industry, most recently serving as President of a major airframe maintenance and modification company.

Each executive officer is elected annually by the Board of Directors at the first meeting of the Board held after the annual meeting of stockholders. Executive officers continue to hold office until their successors are duly elected or until their death, resignation, termination or reassignment.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is traded on the New York Stock Exchange and the Chicago Stock Exchange. On July 1, 2010, there were approximately 1,350 holders of Common Stock, including participants in security position listings.

The table below sets forth for each quarter of the past two fiscal years the reported high and low closing market prices of our Common Stock on the New York Stock Exchange.

Per Common Share	Fiscal 2010 Market Prices		Fiscal 2009 Market Prices	
Quarter	High	Low	High	Low
First	$20.16	$14.44	$18.87	$13.10
Second	23.00	16.48	18.23	10.37
Third	25.85	19.02	19.71	13.22
Fourth	25.90	18.26	15.30	10.61

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

	For the Year Ended May 31,				
	2010	2009	2008	2007	2006
RESULTS OF OPERATIONS					
Sales from continuing operations[1]	$1,352,151	$1,423,976	$1,384,919	$1,061,169	$885,518
Gross profit	243,519	241,615[2]	264,072	184,147[2]	163,221
Operating income	90,332	102,892[2]	134,518	95,366[2]	65,172
Gain (loss) on extinguishment of debt	893	14,701[3]	(2,040)	2,927	(3,893)
Interest expense	26,832	31,416	29,491	23,141	20,469
Income from continuing operations[1]	43,202	58,721	68,759	55,261	34,221
Loss from discontinued operations[1]	—	(1,949)	(601)	(787)	(660)
Net income attributable to AAR	44,628	56,772	68,158	54,474	33,561
Share data:					
Earnings (loss) per share—basic:					
Earnings from continuing operations	$ 1.17	$ 1.54	$ 1.85	$ 1.52	$ 1.02
Loss from discontinued operations	—	(0.05)	(0.02)	(0.02)	(0.02)
Earnings per share—basic	$ 1.17	$ 1.49	$ 1.83	$ 1.50	$ 1.00
Earnings (loss) per share—diluted:					
Earnings from continuing operations	$ 1.16	$ 1.50	$ 1.72	$ 1.42	$ 0.96
Loss from discontinued operations	—	(0.05)	(0.01)	(0.02)	(0.02)
Earnings per share—diluted	$ 1.16	$ 1.45	$ 1.71	$ 1.40	$ 0.94
Weighted average common shares outstanding—basic	38,182	38,059	37,194	36,389	33,530
Weighted average common shares outstanding—diluted	43,091	42,809	43,745	43,309	38,852
FINANCIAL POSITION					
Total cash and cash equivalents	$ 79,370	$ 112,505	$ 109,391	$ 83,317	$121,738
Working capital	537,879	596,894	564,932	389,215	436,666
Total assets	1,501,042	1,375,905	1,359,263	1,066,200	977,126
Short-term recourse debt	98,301	50,205	1,236	51,366	361
Short-term non-recourse debt	757	11,722	20,212	22,879	1,928
Long-term recourse debt	317,594	302,823	372,740[4]	185,706	239,406[5,6]
Long-term non-recourse debt	11,855	16,728	19,190	20,748	25,313
Total recourse debt	415,895	353,028	373,976	237,072	239,767
Equity	746,350	696,734	650,867	523,330	455,990[6]
Number of shares outstanding at end of year	39,484	38,884	38,773	37,729	36,654
Book value per share of common stock	$ 18.90	$ 17.92	$ 16.79	$ 13.87	$ 12.44

Notes:

[1] During fiscal 2007, we decided to exit, and in November 2008 we sold, our non-core industrial turbine business located in Frankfort, New York. The operating results and the loss on disposal are classified as discontinued operations. See Note 11 of Notes to Consolidated Financial Statements.

[2] In fiscal 2009 we recorded $31,133 of impairment charges related to three aircraft and certain engine and airframe parts. See Note 12 of Notes to Consolidated Financial Statements. In fiscal 2007 we recorded $7,652 of impairment charges related to engine parts and an aircraft.

[3] During fiscal 2009, we retired $110,510 par value of our convertible notes for $72,916 cash. The gain after consideration of unamortized debt issuance costs was $14,701. See Note 2 of Notes to Consolidated Financial Statements.

[4] In February 2008, we sold $137,500 par value of 1.625% convertible notes due March 1, 2014 and $112,500 of 2.25% convertible notes due March 1, 2016. See Note 2 of Notes to Consolidated Financial Statements.

[5] In February 2006, we sold $150,000 par value of 1.75% convertible notes due February 1, 2026. See Note 2 of Notes to Consolidated Financial Statements.

[6] In January and February 2006, we acquired approximately $50,645 aggregate principal amount of our 2.875% Convertible Senior Notes due February 1, 2024 in exchange for an aggregate 2,724 shares of our common stock plus $3,893 in cash.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Dollars in thousands)

Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of management, as well as assumptions and estimates based on information available to us as of the dates such assumptions and estimates are made, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors, including those factors discussed under Item 1A, "Risk Factors." Should one or more of those risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. Those events and uncertainties are difficult or impossible to predict accurately and many are beyond our control. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General Overview

We report our activities in four business segments: Aviation Supply Chain; Government and Defense Services; Maintenance, Repair and Overhaul; and Structures and Systems. In fiscal 2010, we revised our segments to align with the way our Chief Executive Officer now evaluates performance and the way we are internally organized. We also adopted a new accounting standard related to accounting for convertible debt. Prior year information was revised to conform with our new segment presentation and the adoption of the new accounting standard for convertible debt.

Sales in the Aviation Supply Chain segment are derived from the sale and lease of a wide variety of new, overhauled and repaired engine and airframe parts and components principally to the commercial aviation market. We also offer customized inventory supply chain management programs. Sales also include the sale and lease of commercial aircraft and jet engines and technical and advisory services. Cost of sales consists principally of the cost of product, direct labor, overhead (primarily indirect labor, facility cost and insurance) and the cost of lease revenue (primarily depreciation and insurance).

Sales in the Government and Defense Services segment are derived from the sale of new and overhauled engine and airframe parts and components, customized performance-based logistics programs, expeditionary airlift services, aircraft modifications and engineering, design, and integration services to our government and defense customers. Cost of sales consists principally of the cost of the product (primarily aircraft and engine parts), direct labor, overhead and aircraft maintenance costs.

Sales in the Maintenance, Repair and Overhaul segment are principally derived from aircraft maintenance, including painting, and the repair and overhaul of landing gear. Cost of sales consists principally of the cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the engineering, design and manufacture of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, complex machined and fabricated parts, components and sub-systems for various aerospace and defense programs and other applications, in-plane cargo loading and handling systems for commercial and military applications and composite products for aviation and industrial use. Cost of sales consists principally of the cost of product, direct labor and overhead.

Our chief operating decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments and utilizes gross profit as a primary profitability measure. The tables below set forth consolidated sales and gross profit for our four business segments for each of the last three fiscal years ended May 31.

	For the Year Ended May 31,		
	2010	2009	2008
Sales:			
Aviation Supply Chain	$ 405,955	$ 468,085	$ 573,880
Government and Defense Services	194,944	174,391	167,713
Maintenance, Repair and Overhaul	301,348	348,810	303,976
Structures and Systems	449,904	432,690	339,350
	$1,352,151	$1,423,976	$1,384,919

	For the Year Ended May 31,		
	2010	2009	2008
Gross Profit:			
Aviation Supply Chain	$ 70,490	$ 84,243	$ 136,417
Government and Defense Services	42,304	39,507	35,606
Maintenance, Repair and Overhaul	38,206	51,281	44,230
Structures and Systems	92,519	66,584	47,819
	$ 243,519	$ 241,615	$ 264,072

Business Trends and Highlights

In approximately mid fiscal year 2008, many U.S. air carriers announced a series of cost reduction initiatives, including staffing reductions, route consolidations and capacity reductions. These fleet reductions were principally in response to high oil prices. During fiscal 2009, U.S. air carriers further reduced capacity, principally in response to weak economic conditions in the U.S. and most other industrialized nations. Certain foreign carriers also reduced capacity in response to weak world-wide economic conditions. The reduction in the global operating fleet of passenger and cargo aircraft has resulted in reduced demand for parts support and maintenance activities for the types of aircraft affected. Notwithstanding improving economic signs, the airlines are moving slowly to add capacity and resume more normal inventory provisioning activities.

Although financial markets stabilized during fiscal 2010, disruptions in the financial markets beginning in fiscal 2008 reduced the amount of liquidity available to certain of our customers, which in turn impacted their ability to buy parts, services, aircraft and engines.

We expect many carriers will continue to seek ways to reduce their cost structure, including outsourcing more of their maintenance and support functions to third parties, while we believe other carriers who have historically outsourced their maintenance requirements will continue to do so. Although we believe we remain well-positioned to respond to the market with our broad range of products and services, the factors above may continue to have an adverse impact on our growth rates and our results of operations and financial condition.

During fiscal 2010, sales to global defense and government customers increased 6.1% and at May 31, 2010 represented 48.2% of consolidated sales. Although it remains difficult for us to predict long-term demand for these types of products and services, we believe we are well positioned with our current portfolio of products and services and growth plans to benefit from longer-term U.S. military deployment and program management strategies.

Fiscal 2011 Outlook

For fiscal 2011, we expect sales between $1,500,000 and $1,600,000 and diluted earnings per share of $1.25 to $1.40. This outlook reflects improving conditions in commercial markets, increased sales and gross profit in the Government and Defense Services segment reflecting the full year impact of AWS and the KC-10 program, and lower sales and gross profit in the Structures and Systems segment reflecting a change in sales mix at our mobility products unit.

Results of Operations

Fiscal 2010 Compared with Fiscal 2009

Consolidated sales for fiscal 2010 decreased $71,825 or 5.0% compared to the prior year period. Sales to commercial customers decreased 13.5% compared to the prior year as airlines reduced inventory levels and maintenance visits principally in response to lower capacity, weak economic conditions and tight credit markets. Sales to defense and government customers increased 6.1% compared to the prior year reflecting higher shipments of specialized mobility products and the impact from AWS, which was acquired on April 7, 2010.

In the Aviation Supply Chain segment, sales decreased $62,130 or 13.3% compared to the prior year. The sales decrease reflects lower demand for aftermarket parts support as airlines reduced inventory levels in response to lower capacity and weak economic conditions. Gross profit in the Aviation Supply Chain segment declined $13,753 or 16.3% and the gross profit margin percentage decreased to 17.4% from 18.0% in the prior year. The current year gross profit was negatively impacted by lower volume and pricing pressure from our airline customers as they sought ways to lower costs and conserve cash, as well as the impact of the sale of an interest in an aircraft leveraged lease during the first quarter, on which the Company recorded a $3,800 negative gross profit margin. Prior year gross profit was negatively impacted by $31,133 of pre-tax impairment charges to reduce the carrying value of aircraft and aircraft and engine parts.

In the Government and Defense Services segment, sales increased $20,553 or 11.8% compared to the prior year. The increase in sales reflects the inclusion of revenue from AWS, which contributed $29,768 of revenues during fiscal 2010 (see Note 7 of Notes to Consolidated Financial Statements). Sales declined at our integrated technologies unit as a result of the completion of certain government contracts. Gross profit in the Government and Defense Services segment increased $2,797 or 7.1% and the gross profit margin percentage declined to 21.7% from 22.7% in the prior year. The increase in gross profit was attributable to the inclusion of AWS, and the decline in the gross profit margin percentage was due to the mix of products and services sold.

In the Maintenance, Repair and Overhaul segment, sales declined $47,462 or 13.6% compared to the prior year. The decline in sales reflects fewer maintenance visits by our airline customers principally due to reduced industry capacity, as well as the completion of two maintenance programs during the second quarter of fiscal 2010. Gross profit in the Maintenance, Repair and Overhaul segment declined $13,075 or 25.5% and the gross profit margin percentage declined to 12.7% from 14.7% in the prior year principally as a result of lower volume.

In the Structures and Systems segment, sales increased $17,214 or 4.0% compared to the prior year. The increase in sales reflects increased shipments of specialized mobility products. Gross profit in the Structures and Systems segment increased $25,935 or 39.0% and the gross profit margin percentage increased to 20.6% from 15.4% in the prior year due to increased volume, favorable product mix, and cost reduction and process improvement initiatives.

Operating income decreased $12,560 or 12.2% compared with the prior year as a result of the reduction of sales and gross profit in the Aviation Supply Chain and Maintenance, Repair and Overhaul segments, as well as the reduction in earnings from unconsolidated joint ventures. Selling, general and administrative expenses increased $6,080 or 4.1% as a result of the inclusion of AWS and costs associated with AAR Global Solutions, which was launched in June 2009 and is currently in the process of winding down operations. We also recorded $1,395 of expenses incurred as a result of the AWS acquisition. Earnings from joint ventures declined $8,384, principally due to increased depreciation expense recorded in the aircraft joint ventures as a result of reducing the useful lives of certain narrow-body aircraft to 25 years, less aircraft owned in joint ventures, and fewer sales of aircraft as compared to the prior year. Net interest expense declined $4,064 or 13.6% compared to the prior year due to a reduction in average outstanding borrowings. The loss on investment of $1,150 reflects the loss on Mesa equity shares that were received in November 2009 in connection with a contract restructuring.

During fiscal 2010 we retired $13,110 par value of our 1.625% convertible notes and $2,000 par value of our 2.25% convertible notes, resulting in a gain on extinguishment of debt of $893. During fiscal 2009, we retired $110,510 par value of our convertible notes, resulting in gain on extinguishment of debt of $14,701.

Our effective income tax rate increased to 32.7% in fiscal 2010 from 31.9% in fiscal 2009. The effective income tax rate in fiscal 2009 was favorably impacted by $1,900 of additional research and development tax credits that were identified upon completion of our fiscal 2009 federal income tax return.

Effective June 1, 2009, we adopted a new accounting standard related to convertible debt that requires retrospective application and as a result, operating results for fiscal 2009 and 2008 have been restated (see Note 2 in Notes to Consolidated Financial Statements.) In addition, effective June 1, 2009, we adopted a new standard related to the accounting for noncontrolling interest for AAR Global Solutions. The loss attributable to noncontrolling interest of $1,426 on the consolidated statements of operations represents the joint venture partners' share of the net loss of the joint venture during fiscal 2010.

Net income attributable to AAR was $44,628 compared to $56,772 in the prior year due to the factors discussed above.

Fiscal 2009 Compared with Fiscal 2008

Consolidated sales for fiscal 2009 increased $39,057 or 2.8% over the prior year period. Sales to commercial customers decreased 5.5% compared to the prior year reflecting reduced demand for parts support and maintenance activities as a result of declining airline capacity. Sales to commercial customers also declined due to lower aircraft sales as a result of tight credit markets and reduced demand for higher value items. Sales to global defense customers increased 16.8% reflecting the favorable impact of acquisitions and strong demand for specialized mobility products and performance-based logistics programs.

In the Aviation Supply Chain segment, sales decreased $105,795 or 18.4% compared to the prior year. The sales decrease is primarily attributable to reduced demand for parts support from commercial customers as a result of airline capacity reductions, lower sales to a regional airline customer and the unfavorable impact of foreign currency translation. Also, during the fiscal year ended May 31, 2009, we sold two aircraft from our wholly-owned aircraft portfolio whereas during fiscal 2008, we sold five aircraft from our wholly-owned portfolio. Gross profit in the Aviation Supply Chain segment decreased $52,174 or 38.2% and the gross profit margin percentage decreased to 18.0% from 23.8% in the prior year primarily due to impairment charges recorded during fiscal 2009. During the second quarter of fiscal 2009 we recorded a $21,033 pre-tax impairment charge to reduce the carrying value of three aircraft to their net realizable value and during the fourth quarter of fiscal 2009 we recorded a $10,100 impairment charge on inventory and engines acquired prior to September 11, 2001 (see Note 12 of Notes to Consolidated Financial Statements). Gross profit also decreased due to the reduction in aircraft sales. Earnings from joint ventures increased $2,548 compared to the prior year due to gains on the sale of two aircraft owned in joint ventures.

In the Government and Defense Services segment, sales increased $6,678 or 4.0% compared to the prior year. The sales increase was primarily due to an increase in performance-based logistics services. Gross profit in the Government and Defense Services segment increased $3,901 or 11.0% and the gross profit margin percentage increased to 22.7% from 21.2% in the prior year primarily due to increased sales volume.

In the Maintenance, Repair and Overhaul segment, sales increased $44,834 or 14.7% over the prior year. The increase in sales is attributable to the inclusion of revenue from Avborne, which was acquired in March 2008 and contributed approximately $44,000 of revenue during the first nine months of fiscal 2009, as well as increased revenues at our landing gear overhaul business. Sales were lower at our Indianapolis-based MRO facility reflecting reduced demand as a result of airline capacity reductions. Gross profit in the Maintenance, Repair and Overhaul segment increased $7,051 or 15.9%, and the gross profit margin percentage increased slightly to 14.7% from 14.6% in the prior year due primarily to operational improvement initiatives.

In the Structures and Systems segment, sales increased $93,340 or 27.5% over the prior year. The increase in sales is attributable to the inclusion of revenue from Summa, which was acquired in December 2007, as well as continued strong demand for specialized mobility products and new product offerings. Gross profit in the Structures and Systems segment increased $18,765 or 39.2%, and the gross profit percentage increased to 15.4% from 14.1% in the prior year due to increased volume and increased shipments of higher margin products.

Operating income decreased $31,626 or 23.5% compared with the prior year due to the impairment charges and an increase in selling, general and administrative expenses. Selling, general and administrative expenses increased $11,717 primarily as a result of the impact of acquisitions. Net interest expense increased $2,281 or 8.2% versus the prior year principally due to a full year of expense related to the convertible notes issued in February 2008 offset by a reduction in outstanding borrowings and lower interest rates on our revolving credit agreement. Our effective income tax rate decreased to 31.9% compared to 34.7% in the prior year. The decrease in the effective tax rate was due to research and development tax credits recorded during fiscal 2009.

During fiscal 2009, we retired $110,510 par value of convertible notes. The notes were retired for $72,916 cash and the gain after consideration of unamortized debt issuance costs was $14,701 and is reported in gain (loss) on extinguishment of debt on the consolidated statement of operations for fiscal 2009 (see Note 2 of Notes to Consolidated Financial Statements).

During the second quarter of fiscal 2009, we sold our non-core industrial turbine business, which was classified as a discontinued operation. Loss on the sale of business, net of tax, was $1,403 (see Note 11 of Notes to Consolidated Financial Statements).

Net income attributable to AAR was $56,772 compared to $68,158 in the prior year due to the factors discussed above.

Legal Matters

As previously disclosed, AAR received a favorable ruling in August 2009 from the Wexford County Circuit Court in *Michigan Department of Environmental Quality vs. AAR Cadillac Manufacturing, a division of AAR Manufacturing Group, Inc., an Illinois corporation and AAR Corp., a Delaware corporation*. The ruling fully exonerated the AAR companies from any liability in respect of an alleged post-1985 release of environmental contamination at and in the vicinity of its Cadillac, Michigan facility. In October 2009, the Michigan Department of Environmental Quality, now known as the Michigan Department of Natural Resources and Environment ("MDNRE"), filed an appeal of the Wexford County Circuit Court's order. On June 23, 2010, AAR Cadillac Manufacturing and the MDNRE entered into a Settlement Agreement and Release, which was subsequently approved by the Wexford County Circuit Court on June 24, 2010.

The Settlement Agreement and Release provides for the dismissal of the MDNRE appeal, requires each of AAR Manufacturing and the MDNRE to undertake certain additional remedial steps at the Cadillac site, including further groundwater sampling, and establishes criteria for the eventual shutdown of all environmental measures at the Cadillac site.

In a related matter, in December 2008, the Company and the subsidiary were sued by Liberty Mutual Insurance Co., the insurer who had been paying the Company's defense costs in the MDEQ matter. The suit, entitled *Liberty Mutual Insurance Company vs. AAR Corporation, AAR Manufacturing Inc. and AAR Cadillac Manufacturing* (No. 08 CH 46851) was filed in the Circuit Court of Cook County, Chancery Division. Plaintiff Liberty Mutual seeks a declaratory judgment stating that it has no duty to defend or indemnify the Company or the subsidiary with respect to defense costs incurred by AAR in the MDNRE matter. The case remains pending, with the parties currently engaged in settlement discussions.

Liquidity and Capital Resources

Historically, we have funded our operating activities and met our commitments through the generation of cash from operations, augmented by the periodic issuance of common stock and debt in the public and private markets. In addition to these cash sources, our current capital resources include our unsecured credit facility. We continually evaluate various financing arrangements, including the issuance of common stock or debt, which would allow us to improve our liquidity position and finance future growth on commercially reasonable terms. Our continuing ability to borrow from our lenders and issue debt and equity securities to the public and private markets in the future may be negatively affected by a number of factors, including the overall health of the credit markets, general economic conditions, airline industry conditions, geo-political events, and our operating performance. Our ability to generate cash from operations is influenced primarily by our operating performance and changes in working capital. Under a universal shelf registration statement filed with the Securities and Exchange Commission that became effective on December 12, 2008, we may offer and sell up to $300,000 of various types of securities, including common stock, preferred stock and medium-term or long-term debt securities, subject to market conditions.

At May 31, 2010, our liquidity and capital resources included cash of $79,370 and working capital of $537,879. Our revolving credit agreement, as amended (the "Credit Agreement") with various financial institutions, as lenders, and Bank of America National Association as successor by merger to LaSalle Bank National Association ("Bank of America"), as administrative agent for the lenders, provides us with unsecured revolving borrowing capacity of up to $250,000. Under certain circumstances, we may request an increase to the revolving commitment by an aggregate amount of up to $75,000, not to exceed $325,000 in total. The term of our Credit Agreement extends to August 31, 2011. Borrowings under the Credit Agreement bear interest at the London Interbank Offered Rate ("LIBOR") plus 100 to 237.5 basis points based on certain financial measurements. Borrowings outstanding under this facility at May 31, 2010 were $45,000, and there were approximately $10,336 of outstanding letters of credit which reduced the availability of this facility. In addition to our Credit Agreement, we also have $3,086 available under a foreign line of credit.

During fiscal 2010, cash flow from operations was $153,156 primarily as a result of net income and depreciation and amortization of $93,721. Cash flow from operations also benefitted from a reduction in accounts receivable of $33,926 and a reduction in inventories and equipment on or available for short-term lease of $38,172 reflecting reduced working capital, principally in business units supporting commercial air carriers.

During fiscal 2010, our investing activities used $222,340 of cash, primarily reflecting the acquisition of AWS of $193,989, and capital expenditures of $28,855, which mainly represents capacity expansion and capability improvements in our Structures and Systems and Maintenance, Repair and Overhaul segments.

We expect fiscal 2011 capital expenditures to be $55,000 to $60,000, principally reflecting increased investments across our Government and Defense Services and Structures and Systems segments.

During fiscal 2010, cash flow from financing activities was $36,170, primarily reflecting proceeds from new borrowings of $63,545, which was used to finance the AWS acquisition, partially offset by a reduction in long-term borrowings of $23,766 which includes the payoff of non-recourse debt of $11,722 and the retirement of convertible notes for $11,070. We also had a reduction in short-term borrowings of $4,996 reflecting the paydown of our revolving credit facility.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of contractual cash obligations and off-balance sheet arrangements as of May 31, 2010 is as follows:

	Payments Due by Period						
	Total	Due in Fiscal 2011	Due in Fiscal 2012	Due in Fiscal 2013	Due in Fiscal 2014	Due in Fiscal 2015	After Fiscal 2015
On Balance Sheet:							
Debt	$420,829[1]	$ 53,292	$11,325	$ 9,463	$93,520	$27,082	$226,147
Non-recourse Debt	12,612	757	823	9,095	972	965	—
Capital Leases	8,517	1,775	1,951	4,791	—	—	—
Bank Borrowings	45,009[2]	45,009	—	—	—	—	—
Interest	59,318[3]	13,429	6,769	5,962	5,462	3,891	23,805
Off Balance Sheet:							
Facilities and Equipment Operating Leases	76,811	18,001	15,067	11,721	10,587	7,966	13,469
Garden City, New York Operating Lease	24,616	1,567	1,606	1,647	1,688	1,730	16,378
Purchase Obligations	167,310	159,012	8,203	95	—	—	—
Pension Contribution	5,000	5,000	—	—	—	—	—

Notes:

1 $119,721 of our long-term debt is due February 1, 2026; however, we may redeem for cash all or a portion of the notes at any time on or after February 6, 2013. Holders of the notes have the right to require us to purchase all or a portion of notes on February 1, 2013, 2016 and 2021. See Note 2 of Notes to Consolidated Financial Statements.

2 The term of our revolving credit agreement extends to August 31, 2011.

3 Interest associated with variable rate debt was determined using the interest rate in effect on May 31, 2010.

Purchase obligations arise in the ordinary course of business and represent a binding commitment to acquire inventory, including raw materials, parts and components, as well as equipment to support the operations of our business. We routinely issue letters of credit and performance bonds in the ordinary course of business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2010 was approximately $10,336.

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Management has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare the consolidated financial statements. The most significant estimates made by management include those related to the allowance for doubtful accounts, assumptions used in assessing goodwill impairment, adjustments to reduce the value of inventories and aviation equipment on or available for lease, revenue recognition, loss accruals for aviation equipment operating leases, program development costs and assumptions used in determining pension plan obligations. Accordingly, actual results could differ materially from those estimates. The following is a summary of the accounting policies considered critical by management.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is intended to reduce the value of customer accounts receivable to amounts expected to be collected. In determining the required allowance, we consider factors such as general and industry-specific economic conditions, customer credit history, and our customer's current and expected future financial performance.

Goodwill and Other Intangible Assets

Under accounting standards for goodwill and other intangible assets, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company reviews and evaluates its goodwill and indefinite life intangible assets for potential impairment at a minimum annually, on May 31, or more frequently if circumstances indicate that impairment is possible. We use a two step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying value of the reporting unit, including goodwill. We estimate the fair value of each reporting unit using a valuation technique based on a multiple of earnings or discounted cash flows. If the estimated fair value of the reporting unit is less than the carrying value of the reporting unit, we would be required to complete a second step to determine the amount of goodwill impairment. In the second step, we would determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of the assets and liabilities other than goodwill. We then would compare the implied fair value of goodwill to the carrying amount and recognize the difference as an impairment charge.

The assumptions we used to estimate the fair value of our reporting units are based on historical performance as well as forecasts used in our current business plan.

The amount reported under the caption "Goodwill and other intangible assets, net" is comprised of goodwill and intangible assets associated with acquisitions we made, principally since the beginning of fiscal 1998.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the specific identification, average cost or first-in, first-out methods. Provisions are made for excess and obsolete inventories and inventories that have been impaired as a result of industry conditions. We have utilized certain assumptions when determining the market value of inventories, such as historical sales of inventory, current and expected future aviation usage trends, replacement values and expected future demand. Reductions in demand for certain of our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the market value of our inventories, could result in the recognition of impairment charges in future periods.

During the fourth quarter of fiscal 2009, we recorded a $10,100 pre-tax impairment charge on inventory and engines which had been acquired prior to September 11, 2001. This inventory was also subject to impairment charges recorded in previous fiscal years. The fiscal 2009 impairment charge was triggered by declining conditions in the commercial aviation industry and a slowdown in the sales volume of these assets during the fiscal year (see Note 12 of Notes to Consolidated Financial Statements).

Revenue Recognition

Certain supply chain management programs that we provide to our customers contain multiple elements or deliverables, such as program and warehouse management, parts distribution and maintenance and repair services. We recognize revenue for each element or deliverable that can be identified as a separate unit of accounting at the time of delivery based upon the relative fair value of the products and services. In connection with these programs, we are required to make certain judgments and estimates concerning the overall profitability of the program and the relative fair value of each element of the arrangement. Differences may occur between the judgments and estimates made by management and actual program results.

Equipment on or Available for Lease

The cost of assets under lease is original purchase price plus overhaul costs. Depreciation is computed using the straight-line method over the estimated service life of the equipment, and maintenance costs are expensed as incurred.

We are required to test for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from its undiscounted cash flows. When applying accounting standards addressing impairment to equipment on or available for lease, we have utilized certain assumptions to estimate future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand. Differences between actual results and the assumptions utilized by us when determining undiscounted cash flows could result in future impairments of aircraft and engines which are currently being leased or are available for lease.

During the second quarter of fiscal 2009, we performed a comprehensive review of our aircraft portfolio. The primary objective of this review was to assess the impact of the economic slowdown and credit crisis on market conditions. Based upon that review, and taking into consideration the desire to improve liquidity and generate cash, we made the decision to sell one of the four aircraft acquired before September 11, 2001, and offer two of the remaining three for sale. As a result of this review and taking into consideration our assessment of current market conditions, the Company recorded a $21,033 pre-tax impairment charge to reduce the carrying value of the three aircraft to their estimated net realizable value during the second quarter of fiscal 2009.

Program Development Costs

In June 2005, we announced that our Cargo Systems business was selected to provide cargo handling systems for the new Airbus A400M Military Transport Aircraft ("A400M"). We are a subcontractor to Pfalz Flugzeugwerke GmbH ("PFW") on this Airbus program. Our portion of the revenue from this program is expected to exceed $300,000 through fiscal 2020, based on sales projections of the A400M. As of May 31, 2010, we have capitalized, net of reimbursements, approximately $48,800 of costs associated with the engineering and development of the cargo system. Sales and related cost of sales will be recognized on the units of delivery method. In determining the recoverability of the capitalized program development costs, we have utilized certain judgments and estimates concerning expected revenues and the cost to manufacture the A400M cargo system. Differences between actual results and the assumptions utilized by us may result in us not fully recovering the value of the program development costs, which would unfavorably impact our financial condition and results of operations.

Pension Plans

The liabilities and net periodic cost of our pension plans are determined utilizing several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of return on plan assets.

Our discount rate is determined based on a review of long-term, high quality corporate bonds as of May 31, 2010, and models that match projected benefit payments to coupons and maturities from the high quality bonds. The assumption for the expected long-term return on plan assets is developed through analysis of historical asset returns by investment category, our fund's actual return experience and current market conditions. Changes in the discount rate and differences between expected and actual return on plan assets may impact the amount of net periodic pension expense recognized in our consolidated statement of operations.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued an updated standard that addresses information a reporting entity provides in its financial statements about the transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. It also removes the concept of a qualifying special purpose entity, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines participating interest and enhances the information disclosed to financial statement users to provide greater transparency. The new standard is effective for the first annual reporting period beginning after November 15, 2009 and will be effective for AAR as of June 1, 2010. We do not anticipate that the effect of this standard once adopted will be material.

In June 2009, the FASB issued an updated standard that requires an enterprise to perform an analysis to determine the primary beneficiary of a variable interest entity, requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The new standard is effective for the first annual reporting period beginning after November 15, 2009 and will be effective for AAR as of June 1, 2010. We do not anticipate that the effect of this standard once adopted will be material.

In June 2009, the FASB issued "The FASB Accounting Standards Codification™" which is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Future accounting pronouncements will be designed to update the Codification and will be referred to as Accounting Standards Updates. The standard was effective for us in our second quarter of fiscal 2010 and its adoption had no impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Dollars in thousands)

Our exposure to market risk includes fluctuating interest rates under our credit agreements, changes in foreign exchange rates and credit losses on accounts receivable. See Part II, Item 8 for a discussion on accounts receivable exposure. During fiscal 2010, 2009 and 2008, we did not utilize derivative financial instruments to offset these risks.

At May 31, 2010, $194,664 was available under our Credit Agreement. Interest on amounts borrowed under this credit facility is LIBOR based. As of May 31, 2010, the outstanding balance under this agreement was $45,000. A hypothetical 10 percent increase to the average interest rate under the credit facilities applied to the average outstanding balance during fiscal 2010 would have reduced our pre-tax income by approximately $70 during fiscal 2010.

Revenues and expenses of our foreign operations are translated at average exchange rates during the year, and balance sheet accounts are translated at year-end exchange rates. Balance sheet translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive loss. A hypothetical 10 percent devaluation of foreign currencies against the U.S. dollar would not have had a material impact on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited the accompanying consolidated balance sheets of AAR CORP. and subsidiaries (the Company) as of May 31, 2010 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended May 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAR CORP. and subsidiaries as of May 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted new standards related to the accounting for noncontrolling interests and convertible debt on June 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 16, 2010 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
July 16, 2010

AAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended May 31,		
	2010	2009	2008
	(In thousands except per share data)		
Sales:			
Sales from products	$1,067,490	$1,159,971	$1,145,625
Sales from services	245,274	231,535	202,627
Sales from leasing	39,387	32,470	36,667
	1,352,151	1,423,976	1,384,919
Costs and operating expenses:			
Cost of products	922,192	944,405	930,649
Cost of services	172,227	191,047	168,888
Cost of leasing	14,213	15,776	21,310
Cost of sales—impairment charges	—	31,133	—
Selling, general and administrative	153,299	147,219	135,502
	1,261,931	1,329,580	1,256,349
Earnings from joint ventures	112	8,496	5,948
Operating income	90,332	102,892	134,518
Gain (loss) on extinguishment of debt	893	14,701	(2,040)
Interest expense	(26,832)	(31,416)	(29,491)
Interest income	945	1,465	1,821
Gain (loss) on sale of investments	(1,150)	(1,393)	532
Income from continuing operations before provision for income taxes	64,188	86,249	105,340
Provision for income taxes	20,986	27,528	36,581
Income from continuing operations	43,202	58,721	68,759
Discontinued operations, net of tax:			
Operating loss	—	(546)	(601)
Loss on disposal	—	(1,403)	—
Loss from discontinued operations	—	(1,949)	(601)
Net income attributable to AAR and noncontrolling interest	43,202	56,772	68,158
Loss attributable to noncontrolling interest	1,426	—	—
Net income attributable to AAR	$ 44,628	$ 56,772	$ 68,158
Earnings per share—basic:			
Earnings from continuing operations	$ 1.17	$ 1.54	$ 1.85
Loss from discontinued operations	—	(0.05)	(0.02)
Earnings per share—basic	$ 1.17	$ 1.49	$ 1.83
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.16	$ 1.50	$ 1.72
Loss from discontinued operations	—	(0.05)	(0.01)
Earnings per share—diluted	$ 1.16	$ 1.45	$ 1.71

The accompanying notes to consolidated financial statements are an integral part of these statements.

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AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	May 31, 2010	May 31, 2009
	(In thousands)	
Current assets:		
Cash and cash equivalents	$ 79,370	$ 112,505
Accounts receivable	238,466	227,300
Inventories	370,282	347,495
Equipment on or available for short-term lease	126,622	129,929
Deposits, prepaids and other	27,194	15,856
Deferred tax assets	21,495	18,227
Total current assets	863,429	851,312
Property, plant and equipment, at cost:		
Land	4,842	4,842
Buildings and improvements	89,547	83,068
Equipment, furniture and fixtures	324,616	212,011
	419,005	299,921
Accumulated depreciation	(194,139)	(174,873)
	224,866	125,048
Other assets:		
Goodwill and other intangible assets, net	169,253	150,227
Equipment on long-term lease	109,564	120,538
Investment in joint ventures	48,433	45,433
Other	85,497	83,347
	412,747	399,545
	$1,501,042	$1,375,905

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY

	May 31, 2010	May 31, 2009
	(In thousands)	
Current liabilities:		
Short-term debt	$ 45,009	$ 50,005
Current maturities of long-term debt	53,292	200
Current maturities of non-recourse long-term debt	757	11,722
Current maturities of long-term capital lease obligations	1,775	1,673
Accounts payable	114,906	100,651
Accrued liabilities	109,811	90,167
Total current liabilities	325,550	254,418
Long-term debt, less current maturities	317,594	302,823
Non-recourse debt	11,855	16,728
Capital lease obligations	6,742	8,658
Deferred tax liabilities	57,335	63,593
Other liabilities and deferred income	35,616	32,951
	429,142	424,753
Equity:		
Preferred stock, $1.00 par value, authorized 250 shares; none issued	—	—
Common stock, $1.00 par value, authorized 100,000 shares; issued 44,870 and 44,201 shares, respectively	44,870	44,201
Capital surplus	416,842	405,029
Retained earnings	419,287	374,659
Treasury stock, 5,386 and 5,317 shares at cost, respectively	(104,447)	(103,159)
Accumulated other comprehensive loss	(29,646)	(23,996)
Total AAR shareholders' equity	746,906	696,734
Noncontrolling interest	(556)	—
Total equity	746,350	696,734
	$1,501,042	$1,375,905

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE YEARS ENDED MAY 31, 2010

	Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total AAR Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance, May 31, 2007	$42,230	$ (79,813)	$289,673	$256,052	$(13,899)	$494,243	$ —	$494,243
Adoption of convertible debt accounting standard	—	—	35,410	(6,323)	—	29,087	—	29,087
Balance, May 31, 2007, as adjusted	42,230	(79,813)	325,083	249,729	(13,899)	523,330	—	523,330
Net income	—	—	—	68,158	—	68,158	—	68,158
Exercise of stock options and stock awards	773	(11,595)	13,817	—	—	2,995	—	2,995
Repurchase of shares	—	(9,527)	—	—	—	(9,527)	—	(9,527)
Tax benefit related to share-based plans	—	—	4,657	—	—	4,657	—	4,657
Restricted stock activity	49	—	5,818	—	—	5,867	—	5,867
Common stock issued in debt for equity transaction	880	—	15,284	—	—	16,164	—	16,164
Equity portion of convertible debt issuance, net of fees	—	—	43,511	—	—	43,511	—	43,511
Purchase of hedge on convertible debt, net of tax	—	—	(45,289)	—	—	(45,289)	—	(45,289)
Issuance of warrants	—	—	40,114	—	—	40,114	—	40,114
Foreign currency translation gain	—	—	—	—	5,284	5,284	—	5,284
Unrealized gains on securities, net of tax	—	—	—	—	65	65	—	65
Change in unrecognized pension and post retirement costs, net of tax	—	—	—	—	(4,462)	(4,462)	—	(4,462)
Balance, May 31, 2008	$43,932	$(100,935)	$402,995	$317,887	$(13,012)	$650,867	$ —	$650,867
Net income	—	—	—	56,772	—	56,772	—	56,772
Exercise of stock options and stock awards	67	(879)	1,365	—	—	553	—	553
Tax benefit related to share-based plans	—	—	171	—	—	171	—	171
Restricted stock activity	202	—	4,857	—	—	5,059	—	5,059
Bond hedge and warrant activity	—	(1,345)	(465)	—	—	(1,810)	—	(1,810)
Equity portion of bond repurchase	—	—	(3,894)	—	—	(3,894)	—	(3,894)
Foreign currency translation loss	—	—	—	—	(2,759)	(2,759)	—	(2,759)
Change in unrealized gains (losses) on investments, net of tax	—	—	—	—	(65)	(65)	—	(65)
Change in unrecognized pension and post retirement costs, net of tax	—	—	—	—	(8,160)	(8,160)	—	(8,160)
Balance, May 31, 2009	$44,201	$(103,159)	$405,029	$374,659	$(23,996)	$696,734	$ —	$696,734
Net income	—	—	—	44,628	—	44,628	(1,426)	43,202
Exercise of stock options and stock awards	217	(950)	4,753	—	—	4,020	—	4,020
Tax benefit related to share- based plans	—	—	817	—	—	817	—	817
Restricted stock activity	452	—	6,531	—	—	6,983	408	7,391
Bond hedge and warrant activity	—	(338)	86	—	—	(252)	—	(252)
Equity portion of bond repurchase	—	—	(374)	—	—	(374)	—	(374)
Foreign currency translation loss	—	—	—	—	(2,238)	(2,238)	—	(2,238)
Change in unrecognized pension and post retirement costs, net of tax	—	—	—	—	(3,412)	(3,412)	—	(3,412)
Contributions from noncontrolling interest	—	—	—	—	—	—	462	462
Balance, May 31, 2010	$44,870	$(104,447)	$416,842	$419,287	$(29,646)	$746,906	$ (556)	$746,350

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended May 31,		
	2010	2009	2008
	(In thousands)		
Cash flows provided from operating activities:			
Net income attributable to AAR and noncontrolling interest	$ 43,202	$ 56,772	$ 68,158
Adjustments to reconcile net income attributable to AAR and noncontrolling interest to net cash provded from operating activities:			
Depreciation and amortization	38,930	40,094	39,613
Amortization of debt discount	11,589	13,502	9,252
Deferred tax provision	(3,863)	4,228	9,481
Tax benefits from exercise of stock options	(817)	(171)	(4,657)
Impairment charges	—	31,133	—
(Gain) loss on extinguishment of debt	(893)	(14,701)	2,040
(Gain) loss on sale of investment	1,150	1,393	(532)
Earnings from joint ventures	(112)	(8,496)	(5,948)
Loss on disposal of business, net of tax	—	1,403	—
Changes in certain assets and liabilities, net of acquisitions:			
Accounts and trade notes receivable	33,926	(26,388)	12,428
Inventories	19,015	(45,414)	(42,339)
Equipment on or available for short-term lease	19,157	4,270	(44,689)
Equipment on long-term lease	3,944	(1,265)	4,413
Accounts payable	(1,474)	2,651	(26,078)
Accrued liabilities and taxes on income	684	(5,461)	19,131
Other liabilities	(1,060)	(1,962)	(6,152)
Other, primarily deposits and program costs	(10,222)	12,863	(17,195)
Net cash provided from operating activities	153,156	64,451	16,926
Cash flows provided used in investing activities:			
Property, plant and equipment expenditures	(28,855)	(27,535)	(30,334)
Proceeds from disposal of assets	109	67	10
Proceeds from sale of product line	—	767	—
Proceeds from disposal of business	650	100	—
Proceeds from sale of available for sale securities	1,160	1,551	23,767
Investment in available for sale securities	—	—	(26,179)
Companies acquired, net of cash	(193,989)	—	(85,210)
Proceeds from aircraft joint ventures	44	4,230	877
Investment in aircraft joint ventures	(4,239)	(828)	(23,609)
Proceeds from leveraged leases	5,220	(319)	409
Other	(2,440)	(2,260)	(1,696)
Net cash used in investing activities	(222,340)	(24,227)	(141,965)
Cash flows provided from (used in) financing activities:			
Change in short-term borrowings, net	(4,996)	49,090	970
Proceeds from borrowings, net	63,545	—	196,500
Reduction in borrowings	(23,766)	(78,400)	(99,536)
Proceeds from capital lease obligations	—	—	12,880
Reduction in capital lease obligations	(1,815)	(1,635)	(1,058)
Proceeds from borrowings attributable to equity	—	—	69,528
Reduction in equity due to convertible bond repurchase	(374)	(5,992)	—
Proceeds from sale of warrants	—	—	40,114
Purchase of convertible note hedges	—	—	(69,676)
Purchase of treasury stock	—	—	(9,527)
Stock option exercises	2,297	599	6,169
Tax benefits from exercise of stock options	817	171	4,657
Contributions from noncontrolling interest	462	—	—
Net cash provided from (used in) financing activities	36,170	(36,167)	151,021
Effect of exchange rate changes on cash	(121)	(943)	92
Increase (decrease) in cash and cash equivalents	(33,135)	3,114	26,074
Cash and cash equivalents, beginning of year	112,505	109,391	83,317
Cash and cash equivalents, end of year	$ 79,370	$112,505	$ 109,391

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Description of Business

AAR CORP. is a diversified provider of products and services to the worldwide aviation and government and defense markets. Products and services include: aviation supply chain and parts support programs; maintenance, repair and overhaul of aircraft and landing gear; design and manufacture of specialized mobility and cargo systems and composite and other high-end precision machined structures; expeditionary airlift services; aircraft modifications and aircraft sales and leasing. We serve commercial, defense and governmental aircraft fleet operators, original equipment manufacturers, and independent service providers around the world, and various other domestic and foreign military customers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The equity method of accounting is used for investments in other companies in which we have significant influence; generally this represents common stock ownership of at least 20% and not more than 50% (see Note 8 for a discussion of aircraft joint ventures).

Revenue Recognition

Sales and related cost of sales for product sales are recognized upon shipment of the product to the customer. Our standard terms and conditions provide that title passes to the customer when the product is shipped to the customer. Sales of certain defense products are recognized upon customer acceptance, which includes transfer of title. Sales from services and the related cost of services are generally recognized when customer-owned material is shipped back to the customer. We have adopted this accounting policy because at the time the customer-owned material is shipped back to the customer, all services related to that material are complete as our service agreements generally do not require us to provide services at customer sites. Furthermore, serviced units are typically shipped to the customer immediately upon completion of the related services. Sales and related cost of sales for certain long-term manufacturing contracts and certain large airframe maintenance contracts are recognized by the percentage of completion method, either based on the relationship of costs incurred to date to estimated total costs or the units of delivery method. Lease revenues are recognized as earned. Income from monthly or quarterly rental payments is recorded in the pertinent period according to the lease agreement. However, for leases that provide variable rents, we recognize lease income on a straight-line basis. In addition to a monthly lease rate, some engine leases require an additional rental amount based on the number of hours the engine is used in a particular month. Lease income associated with these contingent rentals is recorded in the period in which actual usage is reported to us by the lessee, which is normally the month following the actual usage.

Certain supply chain management programs we provide our customers contain multiple elements or deliverables, such as program and warehouse management, parts distribution and maintenance and repair services. We recognize revenue for each element or deliverable that can be identified as a separate unit of accounting at the time of delivery based upon the relative fair value of the products and services.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets

Under accounting standards for goodwill and other intangible assets, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually, or more frequently if indicators of impairment are present. We perform our annual tests of impairment as of May 31.

The amount reported under the caption "Goodwill and other intangible assets, net" is comprised of goodwill and intangible assets associated with acquisitions we made, principally since the beginning of fiscal 1998. Each of the acquisitions involved a single business that now comprises or is included in a single operating segment.

Goodwill by reportable segment is as follows:

	May 31,	
	2010	2009
Aviation Supply Chain	$ 20,040	$ 20,040
Government and Defense Services	15,847	14,054
Maintenance, Repair and Overhaul	28,108	28,108
Structures and Systems	47,549	47,549
	$111,544	$109,751

At May 31, 2010 and 2009, intangible assets, other than goodwill, are comprised of the following:

	May 31,	
	2010	2009
Customer relationships	$ 39,449	$24,949
Lease agreements	21,500	21,500
FAA certificates	6,000	—
Covenants not to compete	1,570	1,170
Trademarks	600	—
Other	300	—
	69,419	47,619
Accumulated amortization	(11,710)	(7,143)
	$ 57,709	$40,476

The increase in goodwill and intangible assets, other than goodwill, during fiscal 2010 was attributable to the acquisition of AWS.

Customer relationships are being amortized over one- to twenty-year periods, the lease agreements are being amortized over an eighteen-year period, the FAA certificates are being amortized over a twenty-year period, the covenants not to compete are being amortized over a three-year period and trademarks and other are being amortized over a one-year period. Amortization expense recorded during fiscal 2010, 2009 and 2008 was $4,567, $4,852 and $2,241, respectively. The estimated aggregate amount of

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

amortization expense for intangible assets in each of the next five fiscal years is $9,544 in 2011, $7,809 in 2012, $6,919 in 2013, $2,894 in 2014 and $2,840 in 2015.

Cash and Cash Equivalents

At May 31, 2010 and 2009, cash equivalents of approximately $15,000 and $2,000, respectively, consist of investments in commercial paper and certificates of deposit that mature within 90 days. The carrying amount of cash equivalents approximates fair value at May 31, 2010 and 2009.

Marketable Securities

Occasionally we will invest in equity securities and classify these equity securities as available for sale in the Consolidated Balance Sheet. As of May 31, 2010 and 2009, we had no amounts invested in available for sale securities.

During fiscal 2010, 2009 and 2008, we sold investments in securities that were classified as available for sale. The loss on sale of these investments was $1,150 and $1,393 in fiscal 2010 and 2009, respectively, and the gain on sale of these investments was $532 in fiscal 2008

Foreign Currency

Our foreign subsidiaries generally utilize the local currency as their functional currency. All balance sheet accounts of foreign subsidiaries transacting business in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses are translated at average exchange rates during the year. Translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive loss.

Financial Instruments and Concentrations of Market or Credit Risk

Financial instruments that potentially subject us to concentrations of market or credit risk consist principally of trade receivables. While our trade receivables are diverse and represent a number of entities and geographic regions, the majority are with the U.S. Department of Defense and its contractors and entities in the aviation industry. Accounts receivable due from the U.S. Department of Defense were $37,379 and $16,730 at May 31, 2010 and 2009, respectively. We perform regular evaluations of customer payment experience, current financial condition and risk analysis. We may require collateral in the form of security interests in assets, letters of credit, and/or obligation guarantees from financial institutions for transactions executed on other than normal trade terms.

Mesa is a customer of the Company and in January 2010 filed for bankruptcy protection. At May 31, 2010, we have other long-term assets recorded in equipment on long-term lease of $38,600 supporting the Mesa supply chain programs and also have trade receivables and other assets associated with Mesa of approximately $6,200. Mesa is current on its obligations to us and we continue to monitor their situation.

The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable approximate fair value because of the short-term maturity of these instruments. The carrying value of long-term debt bearing a variable interest rate approximates fair value.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Inventories

Inventories are valued at the lower of cost or market (estimated net realizable value). Cost is determined by the specific identification, average cost or first-in, first-out methods. We also purchase aircraft and engines for disassembly to individual parts and components. Costs are assigned to these individual parts and components utilizing list prices from original equipment manufacturers and recent sales history.

The following is a summary of inventories:

	May 31,	
	2010	2009
Raw materials and parts	$ 62,737	$ 62,565
Work-in-process	51,523	52,584
Purchased aircraft, parts, engines and components held for sale	256,022	232,346
	$370,282	$347,495

Equipment under Leases

Lease revenue is recognized as earned. The cost of the asset under lease is original purchase price plus overhaul costs. Depreciation for aircraft is computed using the straight-line method over the estimated service life of the equipment. The balance sheet classification of equipment under lease is generally based on lease term, with fixed-term leases less than twelve months generally classified as short-term and all others generally classified as long-term.

Equipment on short-term lease includes aircraft engines and parts on or available for lease to satisfy customers' immediate short-term requirements. The leases are renewable with fixed terms, which generally vary from one to twelve months. Equipment on long-term lease consists of aircraft and engines on lease with commercial airlines generally for more than twelve months.

We are required to test for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from its undiscounted cash flows. When applying accounting standards addressing impairment to our aircraft and engine portfolio, we utilize certain assumptions to estimate future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand (see Note 12—Impairment Charges). Unfavorable differences between actual and expected results could result in future impairments in our aircraft and engine lease portfolio.

Future rent due to us under non-cancelable leases during each of the next five fiscal years is $25,030 in 2011, $19,917 in 2012, $18,642 in 2013, $18,902 in 2014 and $18,967 in 2015.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Depreciation is computed on the straight-line method over useful lives of 10-40 years for buildings and improvements and 3-10 years for equipment, furniture and fixtures and capitalized software. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the applicable lease.

Repair and maintenance expenditures are expensed as incurred. Upon sale or disposal, cost and accumulated depreciation are removed from the accounts, and related gains and losses are included in results of operations.

Comprehensive Income

A summary of the components of comprehensive income (loss) is as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Net income attributable to AAR and noncontrolling interest	$43,202	$56,772	$68,158
Other comprehensive income (loss)—			
Cumulative translation adjustments	(2,238)	(2,759)	5,284
Unrealized gain (loss) on investment, net of tax	—	(65)	65
Unrecognized pension and post retirement costs, net of tax	(3,412)	(8,160)	(4,462)
Total comprehensive income	$37,552	$45,788	$69,045

Supplemental Information on Cash Flows

Supplemental information on cash flows follows:

	For the Year Ended May 31,		
	2010	2009	2008
Interest paid	$13,629	$17,014	$20,024
Income taxes paid	30,149	29,106	11,412
Income tax refunds and interest received	709	432	506

During fiscal 2010, 2009 and 2008 we capitalized $0, $0 and $1,372, respectively, of interest primarily related to capital projects in our Structures and Systems segment.

During the third quarter of fiscal 2008, the holders of $16,355 par value of 2.875% convertible notes redeemed their notes for 880,000 shares of our common stock. As a result of the redemption, common stock increased $880 and capital surplus increased $15,284.

In connection with the acquisition of Avborne in fiscal 2008, we assumed a $25,000 industrial revenue bond secured by maintenance hangars located at Miami International Airport. The industrial revenue bond matures on August 1, 2018 and has a variable interest rate. The interest rate at May 31, 2010 was 0.34%.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

During fiscal 2010, treasury stock increased $1,288 reflecting the impact of net share settlements of $338 of bond hedge and warrants associated with convertible bond repurchases during fiscal 2010, and the impact from shares withheld to satisfy statutory tax obligations associated with the exercise of stock options of $950. During fiscal 2009, treasury stock increased $2,224 reflecting the impact of net share settlements of $1,345 of bond hedge and warrants associated with convertible bond repurchases during fiscal 2009, and the impact from shares withheld to satisfy statutory tax obligations associated with the exercise of stock options of $879. During fiscal 2008, treasury stock increased $21,122 reflecting the purchase of treasury shares of $9,527 and the impact from shares withheld to satisfy statutory tax obligations associated with the exercise of stock options of $11,595.

Use of Estimates

We have made estimates and utilized certain assumptions relating to the reporting of assets and liabilities and the disclosures of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

New Accounting Standards

On June 1, 2009, we adopted a new accounting standard that changes the accounting for convertible debt instruments that may be settled wholly or partly in cash when converted. As required by the transition provisions of this new standard, we have adjusted the financial statements for the years ended May 31, 2009 and 2008 to reflect the retroactive adoption of this new standard. See Note 2 for a discussion of this new accounting standard.

On June 1, 2009, the Company adopted a new accounting standard that requires noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity under most circumstances and not as a liability or other item outside of equity. The standard also changes the presentation requirements of noncontrolling interests in the statement of operations and requires additional disclosures.

On June 1, 2009, we also adopted a new accounting standard that establishes principles and requirements for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree.

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification™" which is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Future accounting pronouncements will be designed to update the Codification and will be referred to as Accounting Standards Updates. The standard was effective for us in our second quarter of fiscal 2010 and its adoption had no impact on our consolidated financial statements.

In June 2009, the FASB issued an updated standard that addresses information a reporting entity provides in its financial statements about the transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. It also removes the concept of a qualifying special purpose entity, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines participating interest and enhances the information disclosed to financial statement users to provide

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

greater transparency. The new standard is effective for the first annual reporting period beginning after November 15, 2009 and will be effective for AAR as of June 1, 2010. We do not anticipate that the effect of this standard once adopted will be material.

In June 2009, the FASB issued an updated standard that requires an enterprise to perform an analysis to determine the primary beneficiary of a variable interest entity, requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The new standard is effective for the first annual reporting period beginning after November 15, 2009 and will be effective for AAR as of June 1, 2010. We do not anticipate that the effect of this standard once adopted will be material.

Reclassification

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

2. Financing Arrangements

Revolving Credit Facility

Our revolving credit agreement, as amended (the "Credit Agreement") with various financial institutions, as lenders, and Bank of America, as administrative agent for the lenders, provides us with unsecured revolving borrowing capacity of up to $250,000. Under certain circumstances, we may request an increase to the revolving commitment by an aggregate amount of up to $75,000, not to exceed $325,000 in total. The term of our Credit Agreement extends to August 31, 2011. Borrowings under the Credit Agreement bear interest at the London Interbank Offered Rate ("LIBOR") plus 100 to 237.5 basis points based on certain financial measurements. Borrowings outstanding under this facility at May 31, 2010 were $45,000, and there were approximately $10,336 of outstanding letters of credit which reduced the availability of this facility to $194,664 at May 31, 2010. In addition to our Credit Agreement, we also have $3,086 available under a foreign line of credit.

Short-term borrowing activity under our revolving credit facilities during fiscal 2010, 2009 and 2008 was as follows:

	For the Year Ended May 31,		
	2010	**2009**	**2008**
Maximum amount borrowed	$150,000	$75,000	$173,000
Average daily borrowings	40,795	45,397	35,077
Average interest rate during the year	1.72%	2.38%	6.12%

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

A summary of our recourse and non-recourse long-term debt is as follows:

	May 31, 2010	May 31, 2009
Recourse debt		
Notes payable due May 15, 2011 with interest at 8.39% payable semi-annually on June 1 and December 1	$ 42,000	$ 42,000
Note payable due July 19, 2012 with interest at 7.22%, payable monthly	4,116	—
Note payable due May 1, 2015 with interest at 3.5%, payable monthly	64,225	—
Mortgage loan (secured by Wood Dale, Illinois facility) due August 1, 2015 with interest at 5.01%	11,000	11,000
Convertible notes payable due March 1, 2014 with interest at 1.625% payable semi-annually on March 1 and September 1	69,957	77,106
Convertible notes payable due March 1, 2016 with interest at 2.25% payable semi-annually on March 1 and September 1	53,652	52,847
Convertible notes payable due February 1, 2026 with interest at 1.75% payable semi-annually on February 1 and August 1	100,828	94,762
Industrial revenue bonds (secured by trust indenture on property, plant and equipment) due December 1, 2010 and August 1, 2018 with floating interest rate, payable monthly	25,108	25,308
Total recourse debt	370,886	303,023
Current maturities of recourse debt	(53,292)	(200)
Long-term recourse debt	$317,594	$302,823
Non-recourse debt		
Non-recourse note payable due June 30, 2009 with interest at 3.85%	$ —	$ 9,261
Non-recourse note payable due July 19, 2012 with interest at 7.22%	8,201	14,082
Non-recourse note payable due April 3, 2015 with interest at 8.38%	4,411	5,107
Total non-recourse debt	12,612	28,450
Current maturities of non-recourse debt	(757)	(11,722)
Long-term non-recourse debt	$ 11,855	$ 16,728

Recourse debt

During February 2008, we completed the sale of $250,000 par value of convertible notes, consisting of $137,500 aggregate principal amount of 1.625% convertible senior notes due 2014 and $112,500 aggregate principal amount of 2.25% convertible senior notes due 2016 (together, the "Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest under the Notes is payable semiannually on March 1 and September 1.

Holders may convert their Notes based on a conversion rate of 28.1116 shares of our common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $35.57 per share, only under the following circumstances: (i) during any calendar quarter beginning after March 31, 2008 (and only during such calendar quarter) if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

the last trading day of such preceding calendar quarter is more than 130% of the applicable conversion price per share of common stock on the last day of such preceding calendar quarter; (ii) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes of the applicable series for each day of that period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate; (iii) if a designated event or similar change of control transaction occurs; (iv) upon specified corporate transactions; or (v) beginning on February 1, 2014, in the case of the 2014 notes, or February 1, 2016, in the case of the 2016 notes, and ending at the close of business on the business day immediately preceding the applicable maturity date.

Upon conversion, a holder of the Notes will receive for each $1,000 principal amount, in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value of a number of shares of our common stock equal to the conversion rate. If the conversion value exceeds the principal amount, we will also deliver at our election, cash or common stock or a combination thereof having a value equal to such excess amount.

The Notes are senior, unsecured obligations and rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. Costs associated with the issuance and sale of the Notes of approximately $4,366 are being amortized using the effective interest method over a six- and eight-year period.

In connection with the issuance of the Notes, we entered into convertible note hedge transactions ("Note Hedges") with respect to our common stock with Merrill Lynch Financial Markets, Inc. ("Hedge Provider"). The Note Hedges are exercisable solely in connection with any conversion of the Notes and provide for us to receive shares of our common stock from the Hedge Provider equal to the number of shares issuable to the holders of the Notes upon conversion. We paid $69,676 for the Note Hedges.

In addition, we entered into separate warrant transactions with Merrill Lynch Financial Markets, Inc. whereby we issued warrants to purchase 7,028,000 shares of our common stock at an exercise price of $48.83 per share. We received $40,114 from the sale of these warrants. The Note Hedges and warrant transactions are intended to reduce potential dilution to our common stock upon future conversion of the Notes and generally have the effect of increasing the conversion price of the Notes to approximately $48.83 per share.

Net proceeds from the Notes transaction after paying expenses were approximately $214,410 and were used to repay the balance outstanding under our unsecured revolving credit facility, to pay for the net cost of the Note Hedges and warrant transactions and for general corporate purposes.

On February 1, 2006, we completed the sale of $150,000 par value principal amount of convertible senior notes. The notes are due on February 1, 2026 unless earlier redeemed, repurchased or converted, and bear interest at 1.75% payable semiannually on February 1 and August 1.

A holder may convert the notes into shares of common stock based on a conversion rate of 33.9789 shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $29.43 per share, under the following circumstances: (i) during any calendar quarter beginning after March 31, 2006 (and only during such calendar quarter), if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

than 120% of the applicable conversion price per share of common stock on the last day of such preceding calendar quarter; (ii) during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate; (iii) upon a redemption notice; (iv) if a designated event or similar change of control transaction occurs; (v) upon specified corporate transactions; or (vi) during the ten trading day period ending at the close of business on the business day immediately preceding the stated maturity date on the notes. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock, at our option, in an amount per note equal to the applicable conversion rate multiplied by the applicable stock price.

We may redeem for cash all or a portion of the notes at any time on or after February 6, 2013 at specified redemption prices. Holders of the notes have the right to require us to purchase for cash all or any portion of the notes on February 1, 2013, 2016 and 2021 at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the purchase date. The notes are senior, unsecured obligations and rank equal in right of payment with all other unsecured and unsubordinated indebtedness.

The mortgage loan due August 1, 2015 is secured by our Wood Dale, Illinois facility. At May 31, 2010, the net book value of our Wood Dale, Illinois facility is $14,056.

In connection with the acquisition of AWS described in Note 7, we entered into a loan agreement with The Huntington National Bank (the "Huntington Loan Agreement"). The agreement creates a $65,000 secured revolving credit facility, subject to borrowing limitations. Borrowings under the Huntington Loan Agreement are secured by aircraft and related engines and components owned by the Company and the agreements under which such aircraft are leased to third-parties. The Huntington Loan Agreement expires on April 23, 2015. Borrowings under the Huntington Loan Agreement bear interest at LIBOR plus 325 basis points. As of May 31, 2010, $64,225 was outstanding under this agreement.

During fiscal 2010, we retired $13,110 par value of our 1.625% convertible notes due March 1, 2014 and $2,000 par value of our 2.25% convertible notes due March 1, 2016. Collectively, the convertible notes were retired for $11,543 cash, and the gain of $893, after consideration of unamortized debt issuance costs, is recorded in gain (loss) on extinguishment of debt on the Consolidated Statements of Operations.

During fiscal 2009, we retired $30,279 par value of our 1.75% convertible notes due February 1, 2026, $40,156 par value of our 1.625% convertible notes due March 1, 2014 and $40,075 par value of our 2.25% convertible notes due March 1, 2016. Collectively, the convertible notes were retired for $72,916 cash, and the gain after consideration of unamortized debt issuance costs of $14,701 is recorded in gain (loss) on extinguishment of debt on the consolidated statements of operations.

We are subject to a number of covenants under our financing arrangements, including restrictions which relate to the payment of cash dividends, maintenance of minimum net working capital and tangible net worth levels, fixed charge coverage ratio, sales of assets, additional financing, purchase of our shares and other matters. We are in compliance with all financial covenants under our financing arrangements. The aggregate par value of long-term recourse debt maturing during each of the next five fiscal years is $53,292 in 2011, $11,325 in 2012, $9,463 in 2013, $93,520 in 2014 and $27,082 in 2015. Our long-term recourse debt was estimated to have a fair value of approximately $376,000 at May 31, 2010. The fair value was estimated using available market information.

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

Change in method of accounting for Convertible Notes

On June 1, 2009, we adopted a new accounting standard that clarifies the accounting for convertible debt instruments that may be settled wholly or partly in cash when converted, and requires convertible debt to be accounted for as two components: (i) a debt component which is recorded upon issuance at the estimated fair value of a similar straight-debt instrument without the debt-for-equity conversion feature; and (ii) an equity component that is included in capital surplus and represents the estimated fair value of the conversion feature at issuance. The bifurcation of the debt and equity components results in a discounted carrying value of the debt component compared to the principal amount. The discount is accreted to the carrying value of the debt component through interest expense over the expected life of the debt using the effective interest method.

As required by the transition provisions of this new accounting standard, we have adjusted the consolidated financial statements for the years ended May 31, 2009 and 2008 to reflect retroactive application of its provisions. The information contained in the consolidated financial statements and notes thereto reflect the adjustments as a result of the adoption of the new accounting standard.

As of May 31, 2010 and 2009, the long-term debt and equity component (recorded in capital surplus, net of income tax benefit) consisted of the following:

	May 31,	
	2010	2009
Long-term debt:		
Principal amount	$274,380	$289,490
Unamortized discount	(49,941)	(64,775)
Net carrying amount	$224,437	$224,715
Equity component, net of tax	$ 74,653	$ 75,027

The discount on the liability component of long-term debt is being amortized using the effective interest method based on an effective rate of 8.48% for our 1.75% convertible notes; 6.82% for our 1.625% convertible notes and 7.41% for our 2.25% convertible notes. For our 1.75% convertible notes, the discount is being amortized through February 1, 2013, which is the first put date for those notes. For our 1.625% and 2.25% convertible notes, the discount is being amortized through their respective maturity dates of March 1, 2014 and March 1, 2016.

As of May 31, 2010, for each of our convertible note issuances, the "if converted" value does not exceed its principal amount.

The interest expense associated with the convertible notes was as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Coupon interest	$ 5,102	$ 6,517	$ 4,371
Amortization of deferred financing fees	775	966	697
Amortization of discount	11,589	13,502	9,252
Interest expense related to convertible notes	$17,466	$20,985	$14,320

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

The following table sets forth the effect of the retrospective application of the new accounting standard on certain previously reported items.

Consolidated Statement of Operations:

	Twelve Months Ended May 31, 2009		
	Previously Reported	Impact from New Standard	As Adjusted
Gain (loss) on extinguishment of debt	$35,316	$(20,615)	$14,701
Interest expense	18,371	13,045	31,416
Provision for income taxes	39,309	(11,781)	27,528
Income from continuing operations	80,600	(21,879)	58,721
Net income attributable to AAR	78,651	(21,879)	56,772
Earnings per share—basic:			
Earnings from continuing operations	$ 2.12	$ (0.58)	$ 1.54
Loss from discontinued operations	(0.05)	—	(0.05)
	$ 2.07	$ (0.58)	$ 1.49
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.92	$ (0.42)	$ 1.50
Loss from discontinued operations	(0.05)	—	(0.05)
	$ 1.87	$ (0.42)	$ 1.45

	Twelve Months Ended May 31, 2008		
	Previously Reported	Impact from New Standard	As Adjusted
Gain (loss) on extinguishment of debt	$ (205)	$(1,835)	$(2,040)
Interest expense	20,578	8,913	29,491
Provision for income taxes	40,343	(3,762)	36,581
Income from continuing operations	75,745	(6,986)	68,759
Net income attributable to AAR	75,144	(6,986)	68,158
Earnings per share—basic:			
Earnings from continuing operations	$ 2.04	$ (0.19)	$ 1.85
Loss from discontinued operations	(0.02)	—	(0.02)
	$ 2.02	$ (0.19)	$ 1.83
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.77	$ (0.05)	$ 1.72
Loss from discontinued operations	(0.01)	—	(0.01)
	$ 1.76	$ (0.05)	$ 1.71

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

Consolidated Balance Sheets:

	May 31, 2009		
	Previously Reported	Impact from New Standard	As Adjusted
Other assets	$ 84,953	$ (1,606)	$ 83,347
Long term debt	367,598	(64,775)	302,823
Deferred taxes	40,263	23,330	63,593
Capital surplus	330,002	75,027	405,029
Retained earnings	409,847	(35,188)	374,659

Non-recourse debt

On May 31, 2010, our total non-recourse debt balance is $12,612 and is secured by two aircraft with a net book value of $26,779. The aggregate amount of long-term non-recourse debt maturing during each of the next five fiscal years is $757 in 2011, $823 in 2012, $9,095 in 2013, $972 in 2014 and $965 in 2014.

3. Stock-Based Compensation

We provide stock-based awards under the AAR CORP. Stock Benefit Plan ("Stock Benefit Plan") which has been approved by our stockholders. Under this plan, we are authorized to grant stock options to employees and non-employee directors that allow the grant recipients to purchase shares of common stock at a price not less than the fair market value of the common stock on the date of grant. Generally, stock options awarded expire ten years from the date of grant and become exercisable in three, four or five equal annual increments commencing one year after the date of grant. We issue new common stock upon the exercise of stock options. In addition to stock options, the Stock Benefit Plan also provides for the grant of restricted stock awards and performance based restricted stock awards, as well as for the grant of stock appreciation units; however, to date, no stock appreciation units have been granted.

Restricted stock grants are designed, among other things, to align employee interests with the interests of stockholders and to encourage the recipient to build a career with the Company. Restricted stock typically vests over periods of three to ten years from date of grant. Restricted stock grants may be performance-based with vesting to occur over periods of one to ten years. All restricted stock carries full dividend and voting rights, regardless of whether it has vested.

Typically, stock options and restricted stock are subject to forfeiture prior to vesting if the employee terminates employment for any reason other than death, retirement or disability, or if we terminate employment for cause. A total of 6,808,000 shares have been granted under the Stock Benefit Plan since its inception, and as of May 31, 2010, awards representing 5,141,000 shares were available for future grant under the Stock Benefit Plan.

Stock Options

During fiscal 2010, 2009 and 2008, we granted stock options representing 694,500 shares, 184,750 shares and 88,000 shares, respectively.

3. Stock-Based Compensation (Continued)

The weighted average fair value of stock options granted during fiscal 2010, 2009 and 2008 was $7.45, $8.27 and $13.46, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Stock Options Granted in Fiscal Year		
	2010	2009	2008
Risk-free interest rate	2.3%	3.3%	4.9%
Expected volatility of common stock	49.1%	38.9%	43.1%
Dividend yield	0.0%	0.0%	0.0%
Expected option term in years	6.0	6.0	4.0

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on historical volatility of our common stock and the expected option term represents the period of time that the stock options granted are expected to be outstanding based on historical exercise trends. The dividend yield represents our anticipated cash dividends over the expected option term.

A summary of stock option activity for the three years ended May 31, 2010 follows (shares in thousands):

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,225	$21.18	1,425	$21.53	2,135	$18.30
Granted	695	$15.21	185	$19.26	88	$33.63
Exercised	(217)	$12.47	(68)	$ 9.66	(773)	$18.28
Cancelled	(160)	$22.60	(317)	$22.11	(25)	$26.55
Outstanding at end of year	1,543	$19.28	1,225	$21.18	1,425	$21.53
Options exercisable at end of year	663	$20.92	945	$19.89	1,271	$19.94

The total fair value of stock options that vested during fiscal 2010, 2009 and 2008 was $690, $434 and $227, respectively. The total intrinsic value of stock options exercised during fiscal 2010, 2009 and 2008 was $2,353, $493 and $12,627, respectively. The aggregate intrinsic value of options outstanding as of May 31, 2010 was $5,051. The tax benefit realized from stock options exercised during fiscal 2010, 2009 and 2008 was $817, $171 and $4,657, respectively. Expense charged to operations for stock options during fiscal 2010, 2009 and 2008 was $2,265, $781 and $465, respectively. As of May 31, 2010, we had $5,328 of unrecognized compensation expense related to stock options that will be amortized over an average period of 2.2 years.

3. Stock-Based Compensation (Continued)

The following table provides additional information regarding stock options outstanding as of May 31, 2010 (shares in thousands):

	Options Outstanding			Options Exercisable	
Option Exercise Price Range	Number Outstanding as of 5/31/10	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 5/31/10	Weighted-Average Exercise Price
$ 3.20—$13.00	76	3.0	$ 7.68	76	$ 7.68
$13.01—$18.50	932	6.2	$15.40	253	$16.10
$18.51—$24.50	405	6.8	$21.66	247	$22.39
$24.51—$34.50	130	5.6	$30.01	87	$28.60
	1,543	5.9	$19.28	663	$20.92

Restricted Stock

We provide executives and other key employees an opportunity to be awarded performance-based restricted stock. The award is contingent upon the achievement of certain performance objectives, including net income, return on capital, and leverage ratios, or the Company's stock price achieving a certain level over a period of time. After the shares are granted, the restrictions are released over a three- to seven-year period. During fiscal 2010, 2009 and 2008, we granted 423,000, 213,000 and 35,000 restricted shares, respectively, under this program.

In addition to the performance-based restricted stock awards, we also granted a total of 36,000 restricted shares to members of the Board of Directors during fiscal 2010. These shares vest over a three-year period.

The fair value of restricted shares is the market value of our common stock on the date of grant. Amortization expense related to all restricted shares during fiscal 2010, 2009 and 2008 was $7,070, $5,435 and $5,943, respectively.

Restricted share activity during the fiscal year ended May 31, 2010 is as follows (shares in thousands):

	Number of Shares	Weighted Average Fair Value on Grant Date
Nonvested at May 31, 2009	878	$24.29
Granted	459	$24.65
Vested	(115)	$29.52
Forfeited	(17)	$23.41
Nonvested at May 31, 2010	1,205	$23.93

As of May 31, 2010, we had $13,574 of unearned compensation related to restricted shares that will be amortized to expense over a weighted average period of 2.4 years.

(Dollars in thousands, except per share amounts)

3. Stock-Based Compensation (Continued)

Shareholders' Rights Plan

Pursuant to a shareholder rights plan adopted in 2007, each outstanding share of our common stock carries with it a Right to purchase one share at a price of $140 per share. The Rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 15% or more of the common stock.

In the event that an Acquiring Person acquires 15% or more of the common stock, or if we are the surviving corporation in a merger involving an Acquiring Person or if the Acquiring Person engages in certain types of self-dealing transactions, each Right entitles the holder to purchase for $140 per share (or the then-current exercise price), shares of our common stock having a market value of $280 (or two times the exercise price), subject to certain exceptions. Similarly, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold, each Right entitles the holder to purchase at the then-current exercise price that number of shares of common stock of the surviving corporation having a market value of two times the exercise price. The Rights do not entitle the holder thereof to vote or to receive dividends. The Rights will expire on August 6, 2017, and may be redeemed by us for $.01 per Right under certain circumstances.

Stock Repurchase Authorization

On June 20, 2006 our Board of Directors authorized us to purchase up to 1,500,000 shares of our common stock on the market. During fiscal 2008, we purchased 321,700 shares of our common stock on the open market at an average price of $29.61, leaving 1,178,300 shares still available for repurchase.

4. Income Taxes

Substantially all of our pre-tax income was from domestic activities. The provision for income taxes on continuing operations includes the following components:

	For the Year Ended May 31,		
	2010	2009	2008
Current:			
Federal	$23,049	$21,400	$25,900
State	1,800	1,900	1,200
	24,849	23,300	27,100
Deferred	(3,863)	4,228	9,481
	$20,986	$27,528	$36,581

The deferred tax provision results primarily from differences between financial reporting and taxable income arising from inventory and depreciation.

Income tax payable at May 31, 2010 and 2009 was $3,263 and $6,482, respectively, and is included in accrued liabilities on the consolidated balance sheet.

(Dollars in thousands, except per share amounts)

4. Income Taxes (Continued)

The provision for income taxes on continuing operations differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% for fiscal 2010, 2009 and 2008 to income before taxes, for the following reasons:

	For the Year Ended May 31,		
	2010	2009	2008
Provision for income taxes at the federal statutory rate	$22,466	$30,187	$36,869
Tax benefits on domestic production activities	(1,673)	(1,487)	(1,558)
State income taxes, net of federal benefit and refunds	1,056	1,248	770
Research and development credit	(418)	(2,702)	—
Leveraged lease	(1,517)	—	—
Noncontrolling interest	499	—	—
Other	573	282	500
Provision for income taxes on continuing operations	$20,986	$27,528	$36,581

Deferred tax liabilities and assets result primarily from the differences in the timing of the recognition of transactions for financial reporting and income tax purposes and consist of the following components:

	May 31,	
	2010	2009
Deferred tax assets-current attributable to:		
Inventory costs	$ 16,916	$ 16,088
Employee benefits	3,416	206
Allowance for doubtful accounts	1,834	1,776
Advanced billings and other	(671)	157
Total deferred tax assets-current	$ 21,495	$ 18,227
Deferred tax assets-noncurrent attributable to:		
Postretirement benefits	$ 16,999	$ 15,162
Bond hedge	9,028	11,924
Total deferred tax assets-noncurrent	$ 26,027	$ 27,086
Total deferred tax assets	$ 47,522	$ 45,313
Deferred tax liabilities attributable to:		
Depreciation	$(57,746)	$(55,011)
Convertible notes	(18,784)	(23,330)
Leveraged leases	—	(5,186)
Intangible assets	(6,832)	(7,152)
Total deferred tax liabilities	$(83,362)	$(90,679)
Net deferred tax liabilities	$(35,840)	$(45,366)

As of May 31, 2010, we have determined that the realization of our deferred tax assets is more likely than not, and that a valuation allowance is not required based upon our history of operating earnings, our

4. Income Taxes (Continued)

expectations for continued future earnings, the nature of certain of our deferred tax assets and the scheduled reversal of deferred tax liabilities, primarily related to depreciation. Fiscal years 2007 through 2009 are currently under examination by the Internal Revenue Service ("IRS") and fiscal year 2010, while not presently under examination is open for examination by the IRS. Various states and foreign jurisdictions also remain open subject to their applicable statute of limitations.

5. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, shares issuable upon vesting of restricted stock awards and shares to be issued upon conversion of convertible debt.

We use the "if-converted" method in calculating the diluted earnings per share effect of the assumed conversion of our contingently convertible debt issued in fiscal 2006 because the principal for that issuance can be settled in stock, cash or a combination thereof. Under the "if converted" method, the after-tax effect of interest expense related to the convertible securities is added back to net income, and the convertible debt is assumed to have been converted into common shares at the beginning of the period.

5. Earnings Per Share (Continued)

The following table provides a reconciliation of the computations of basic and diluted earnings per share information for each of the years in the three-year period ended May 31, 2010 (shares in thousands).

	For the Year Ended May 31,		
	2010	2009	2008
Income from continuing operations	$43,202	$58,721	$68,759
Loss from discontinued operations, net of tax	—	(1,949)	(601)
Loss attributable to noncontrolling interest	1,426	—	—
Net income attributable to AAR	$44,628	$56,772	$68,158
Basic shares:			
Weighted average common shares outstanding	38,182	38,059	37,194
Earnings per share—basic:			
Earnings from continuing operations	$ 1.17	$ 1.54	$ 1.85
Loss from discontinued operations, net of tax	—	(0.05)	(0.02)
Earnings per share—basic	$ 1.17	$ 1.49	$ 1.83
Net income attributable to AAR	$44,628	$56,772	$68,158
Add: After-tax interest on convertible debt	5,274	5,429	6,432
Net income for diluted EPS calculation	$49,902	$62,201	$74,590
Diluted shares:			
Weighted average common shares outstanding	38,182	38,059	37,194
Additional shares from the assumed exercise of stock options	196	61	332
Additional shares from the assumed vesting of restricted stock	645	244	523
Additional shares from the assumed conversion of convertible debt	4,068	4,445	5,696
Weighted average common shares outstanding—diluted	43,091	42,809	43,745
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.16	$ 1.50	$ 1.72
Loss from discontinued operations, net of tax	—	(0.05)	(0.01)
Earnings per share—diluted	$ 1.16	$ 1.45	$ 1.71

At May 31, 2010, 2009 and 2008, respectively, options to purchase 378,000, 958,000 and 78,000 shares of common stock were outstanding, but were not included in the computation of diluted earnings per share, because the exercise price of these options was greater than the average market price of the common shares for the period then ended.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans

We have defined contribution and defined benefit plans covering substantially all full-time domestic employees and certain employees in The Netherlands.

Defined Benefit Plans

Prior to January 1, 2000, the pension plan for domestic salaried and non-union hourly employees had a benefit formula based primarily on years of service and compensation. Effective January 1, 2000, we converted our defined benefit plan for substantially all domestic salaried and certain hourly employees to a cash balance pension plan. Under the cash balance pension plan, the retirement benefit is expressed as a dollar amount in an account that grows with annual pay-based credits and interest on the account balance. The interest crediting rate under our cash balance plan is determined quarterly and is equal to 100% of the average 30-year treasury rate for the second month preceding the applicable quarter published by the Internal Revenue Service. The average interest crediting rate under our cash balance plan for the fiscal year ended May 31, 2010 was 5.0%. Effective June 1, 2005, the existing cash balance plan was frozen and the annual pay-based credits were discontinued. Also effective June 1, 2005, the defined contribution plan was modified to include increased employer contributions and an enhanced profit sharing formula. Defined pension benefits for certain union hourly employees are based primarily on a fixed amount per year of service.

Certain foreign operations of domestic subsidiaries also have a defined benefit pension plan. Benefit formulas are based generally on years of service and compensation. It is the policy of these subsidiaries to fund at least the minimum amounts required by local laws and regulations.

We provide eligible outside directors with benefits upon retirement on or after age 65 provided they have completed at least five years of service as a director. Benefits are paid quarterly in cash equal to 25% of the annual retainer fee payable to active outside directors. Payment of benefits commence upon retirement and continue for a period equal to the total number of years of the retired director's service up to a maximum of ten years, or death, whichever occurs first. In the fourth quarter of fiscal 2001, we terminated the plan for any new members of the Board of Directors first elected after May 31, 2001.

We also provide supplemental pension benefits for certain executives and key employees to supplement benefits provided by the cash balance plan.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Obligations and Funded Status

The following table sets forth the changes in projected benefit obligations and plan assets for all of our pension plans:

	May 31, 2010	May 31, 2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 88,748	$ 92,140
Service cost	1,528	1,461
Interest cost	5,578	5,347
Plan participants' contributions	392	387
Amendments	—	730
Net actuarial (gain) loss	18,261	(4,379)
Benefits paid	(5,035)	(4,316)
Translation	(4,940)	(2,622)
Benefit obligation at end of year	$104,530	$ 88,748
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 69,853	$ 85,193
Actual return on plan assets	16,472	(11,509)
Employer contributions	1,755	2,872
Plan participants' contributions	392	387
Benefits paid	(5,035)	(4,316)
Translation	(4,545)	(2,774)
Fair value of plan assets at end of year	$ 78,892	$ 69,853
Funded status at end of year	$(25,638)	$(18,895)

Amounts recognized in the consolidated balance sheets consisted of the following:

	May 31, 2010	May 31, 2009
Other assets	$ —	$ —
Accrued liabilities	(1,465)	(1,475)
Other liabilities and deferred income	(24,173)	(17,420)
	$(25,638)	$(18,895)

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Amounts recognized in accumulated other comprehensive loss, net of tax of $16,773, consisted of the following:

	May 31,	
	2010	2009
Actuarial loss	$29,799	$26,314
Prior service cost	534	625
Total	$30,333	$26,939

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	May 31,	
	2010	2009
Projected benefit obligation	$69,165	$60,314
Accumulated benefit obligation	68,907	59,904
Fair value of plan assets	46,404	41,673

The accumulated benefit obligation for all pension plans was $97,750 and $83,867 as of May 31, 2010 and 2009, respectively.

Net Periodic Benefit Cost

Pension expense charged to results of operations includes the following components:

	For the Year Ended May 31,		
	2010	2009	2008
Service cost	$ 1,528	$ 1,461	$ 1,546
Interest cost	5,578	5,347	5,066
Expected return on plan assets	(5,936)	(6,514)	(6,338)
Amortization of prior service cost	132	134	116
Recognized net actuarial loss	1,148	500	684
Curtailment	—	—	184
Settlement charge	—	—	181
	$ 2,450	$ 928	$ 1,439

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Assumptions

The assumptions used in accounting for the Company's plans are estimates of factors including, among other things, the amount and timing of future benefit payments. The following table presents the key assumptions used in the measurement of the Company's benefit obligations:

	May 31,	
	2010	2009
Domestic plans:		
Discount rate	5.60%	6.82%
Rate of compensation increase	3.50	3.50

	May 31,	
	2010	2009
Non-domestic plans:		
Discount rate	4.50%	5.90%
Rate of compensation increase	3.00	3.00

A summary of the weighted average assumptions used to determine net periodic pension expense is as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Domestic plans:			
Discount rate	6.82%	6.45%	6.05%
Rate of compensation increase	3.50	3.50	3.50
Expected long-term return on plan assets	8.50	8.50	8.50
Non-domestic plans:			
Discount rate	5.90%	6.10%	5.10%
Rate of compensation increase	3.00	3.00	3.00
Expected long-term return on plan assets	6.50	6.50	6.50

The discount rate was determined by projecting the plan's expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation. Constraints were applied with respect to callability and credit quality. In addition, 3% of the bonds were deemed outliers due to questionable pricing information and consequently were excluded from consideration.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Plan Assets

The following table sets forth the actual asset allocation and target allocations for our U.S. pension plans:

	May 31,		Target Asset Allocation
	2010	2009	
Equity securities	60%	57%	45 – 75%
Fixed income securities	20	23	25 – 55%
Other (fund-of funds hedge fund)	20	20	0 – 20%
	100%	100%	

The assets of U.S pension plans are invested in compliance with the Employee Retirement Income Security Act of 1974 (ERISA). The investment goals are to provide a total return that, over the long term, optimizes the long-term return on plan assets at an acceptable risk, and to maintain a broad diversification across asset classes and among investment managers. We believe that there are no significant concentrations of risk within our plan assets as of May 31, 2010. Direct investments in our securities and the use of derivatives for the purpose of speculation are not permitted. The assets of the U.S. pension plans are invested primarily in equity and fixed income mutual funds, individual common stocks and investments in fund-of funds hedge funds.

The assets of the non-domestic plan are invested in compliance with local laws and regulations and are comprised primarily of equity and fixed income mutual funds.

To develop our expected long-term rate of return assumption on domestic plans, we use long-term historical return information for our targeted asset mix and current market conditions.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

As of May 31, 2010, we adopted a new accounting standard that requires disclosures of the fair value measurement for pension plan assets. The following table sets forth by level, within the fair value hierarchy, pension plan assets at their fair value as of May 31, 2010:

	Level 1[1]	Level 2[2]	Level 3[3]	Total
Equity securities:				
Large/medium capitalization	$15,098	$ —	$ —	$15,098
Small capitalization	6,254	—	—	6,254
International	6,097	7,147	—	13,244
Fixed income—corporate	9,507	21,117	—	30,624
Hedge funds	—	7,787	5,481	13,268
Cash and cash equivalents	404	—	—	404
Total investments	$37,360	$36,051	$5,481	$78,892

[1] Quoted prices in active markets

[2] Significant other observable inputs

[3] Significant other unobservable inputs

Cash Flow

The following table summarizes our estimated future pension benefits by fiscal year:

	Fiscal Year					
	2011	2012	2013	2014	2015	2016 to 2020
Estimated pension benefits	$7,040	$5,272	$5,234	$6,113	$5,090	$28,676

Our contribution policy for the domestic plans is to contribute annually, at a minimum, an amount which is deductible for federal income tax purposes and that is sufficient to meet actuarially computed pension benefits. We anticipate contributing $4,000 to $6,000 during fiscal 2011.

Additional Information

The estimated amounts for our plans that will be amortized from accumulated other comprehensive loss into expense over the next fiscal year are as follows:

Amortization of net actuarial loss	$1,289
Amortization of prior service cost	$ 132

Postretirement Benefits Other Than Pensions

We provide health and life insurance benefits for certain eligible retirees. The postretirement plans are unfunded and in fiscal 1995, we completed termination of postretirement health and life insurance

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

benefits attributable to future services of collective bargaining and other domestic employees. The unfunded projected benefit obligation for this plan was $1,299 and $1,272 as of May 31, 2010 and 2009, respectively. We have omitted substantially all of the required disclosures related to this plan because the plan is not material to our consolidated financial position or results of operations.

Defined Contribution Plan

The defined contribution plan is a profit sharing plan which is intended to qualify as a 401(k) plan under the Internal Revenue Code. Under the plan, employees may contribute up to 75% of their pretax compensation, subject to applicable regulatory limits. We may make matching contributions up to 5% of compensation as well as discretionary profit sharing contributions. Company contributions vest on a pro-rata basis during the first three years of employment. We also provide profit sharing benefits for certain executives and key employees to supplement the benefits provided by the defined contribution plan. Expense charged to results of operations for Company matching contributions, including profit sharing contributions, was $8,065 in fiscal 2010, $7,964 in fiscal 2009 and $8,666 in fiscal 2008 for these plans.

7. Acquisitions

On December 3, 2007, we acquired Summa Technology, Inc. ("Summa"), a leading provider of high-end sub-systems and precision machining, fabrication, welding and engineering services. Summa operates as part of our Structures and Systems segment. The purchase price was approximately $71,000 and was paid in cash.

On March 5, 2008, we acquired Avborne Heavy Maintenance, Inc. ("Avborne") and a related entity. Avborne, an independent provider of aircraft heavy maintenance checks, modifications, installations and painting services to commercial airlines, international cargo carriers and major aircraft leasing companies, operates as part of our Maintenance, Repair and Overhaul segment. The purchase price was approximately $40,000 and included a cash payment of $15,000 and the assumption of a $25,000 industrial revenue bond.

On April 7, 2010, we acquired AWS, a leading provider of expeditionary airlift services and aircraft modifications to the U.S. and other government customers. AWS operates as part of our Government and Defense Services segment. The purchase price was approximately $200,000 and was paid in cash. We have made a preliminary purchase price allocation for the AWS acquisition and are in the process of obtaining final valuations for the acquired assets.

(Dollars in thousands, except per share amounts)

7. Acquisitions (Continued)

Our cost to acquire AWS has been allocated to the assets and liabilities acquired based on fair values. The preliminary purchase price allocation is as follows:

Cash	$ 12,300
Accounts receivable	41,700
Inventory	25,200
Prepaid expenses	4,300
Property, plant and equipment	128,100
Identifiable intangibles	21,800
Goodwill	1,800
Accounts payable	(16,000)
Accrued liabilities	(13,000)

The following unaudited pro forma information is provided for acquisitions assuming the Summa, Avborne and AWS acquisitions occurred at the beginning of the year of acquisition, and the immediately preceding period:

	For the Year Ended May 31,		
	2010	2009	2008
Net sales	$1,571,581	$1,642,807	$1,483,114
Operating income	106,959	121,002	140,493
Net income attributable to AAR	51,868	64,976	70,076
Earnings per share:			
Basic	$ 1.36	$ 1.71	$ 1.88
Diluted	$ 1.33	$ 1.64	$ 1.75

8. Aircraft Portfolio

Within our Aviation Supply Chain segment, we own commercial aircraft with joint venture partners as well as aircraft that are wholly-owned. These aircraft are available for lease or sale to commercial air carriers.

Joint Ventures

As of May 31, 2010, the Company had ownership interests in 27 aircraft with joint venture partners. As of May 31, 2010, our equity investment in the 27 aircraft owned with joint venture partners was approximately $42,568 and is included in investment in joint ventures on the Consolidated Balance Sheet. Our aircraft joint ventures represent investments in limited liability companies that are accounted for under the equity method of accounting. Our membership interest in each of these limited liability companies is 50% and the primary business of these companies is the acquisition, ownership, lease and disposition of certain commercial aircraft. Aircraft are purchased with cash contributions by the members of the companies and debt financing provided to the limited liability companies on a limited recourse basis. Under the terms of servicing agreements with certain of the limited liability companies, we provide administrative services and technical advisory services, including aircraft evaluations, oversight and logistical support of the maintenance process and records management. We also provide remarketing

(Dollars in thousands, except per share amounts)

8. Aircraft Portfolio (Continued)

services with respect to the divestiture of aircraft by the limited liability companies. During fiscal 2010, 2009 and 2008, we were paid $772, $898 and $1,059, respectively, for such services. The income tax benefit or expense related to the operations of the ventures is recorded by the member companies.

Distributions from joint ventures are classified as operating or investing activities in the consolidated statements of cash flows based upon an evaluation of the specific facts and circumstances of each distribution.

Summarized financial information for these limited liability companies is as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Sales	$45,332	$67,770	$54,424
Income before provision for income taxes	967	18,059	14,237

	May 31,	
	2010	2009
Balance sheet information:		
Assets	$259,965	$282,772
Debt	167,255	194,388
Members' capital	89,449	85,268

Wholly-Owned Aircraft

In addition to the aircraft owned with joint venture partners, we own five aircraft for our own account that are considered wholly-owned. A former lessee of two of our wholly-owned aircraft is in arrears for amounts due under the leases. We have obtained a judgment against the lessee and its affiliated guarantor and expect to recover past due rental amounts. Our net investments in these two aircraft after consideration of non-recourse financing are $7,047 and $4,600, respectively. Our investment in the five wholly-owned aircraft, after consideration of financing, is comprised of the following components:

	May 31,	
	2010	2009
Gross carrying value	$ 50,854	$ 61,202
Debt	(16,728)	(19,190)
Capital lease obligation	(8,492)	(10,259)
Net AAR investment	$ 25,634	$ 31,753

(Dollars in thousands, except per share amounts)

8. Aircraft Portfolio (Continued)

Information relating to aircraft type, year of manufacture, lessee, lease expiration date and expected disposition upon lease expiration for the 27 aircraft owned with joint venture partners and five wholly-owned aircraft is as follows:

Aircraft owned with joint venture partners

Quantity	Aircraft Type	Year Manufactured	Lessee	Lease Expiration Date (FY)	Post-Lease Disposition
3	737-300	1987	US Airways	2011, 2012	Re-lease/Disassemble
2	767-300	1991	United Airlines	2016 and 2017	Re-lease
1	757-200	1989	US Airways	2012	Forward Sale 11/2011
1	747-400	1989	Delta Airlines	2014	Re-lease/Disassemble
1	737-300	1997	flyLAL Charters	2013	Re-lease
1	A320	1992	Air Canada	2015	Disassemble
18	737-400	1992-1997	Malaysia Airlines	Various[1]	Re-lease
27					

[1] 5 aircraft in 2011; 11 aircraft in 2012; and 2 aircraft in 2013

Wholly-owned aircraft

Quantity	Aircraft Type	Year Manufactured	Lessee	Lease Expiration Date (FY)	Post-Lease Disposition
1	MD83	1989	Meridiana	2011	Sale/Re-lease
2	A320	1992, 1997	available	—	Re-lease
1	A320	1992	Air Canada	2015	Re-lease
1	CRJ 200	1999	Air Wisconsin	2017	Sale/Disassemble
5					

9. Equipment on Long-Term Lease

In fiscal 2005, we entered into a series of ten-year agreements with Mesa to provide supply chain services for its fleet of CRJ 700/900, ERJ 145 and CRJ 200 regional jets. As part of the agreements, we purchased from the customer approximately $58,400 of equipment to support the program. The equipment is included in equipment on long-term lease on the Consolidated Balance Sheet and is being depreciated on a straight-line basis over 10 years to a 30% residual value. The net book value of this equipment was $38,600 and $45,600 at May 31, 2010 and 2009, respectively.

10. Commitments and Contingencies

On October 3, 2003, we entered into a sale-leaseback transaction whereby the Company sold and leased back a facility located in Garden City, New York. The lease is classified as an operating lease. Net proceeds from the sale of the facility were $13,991 and the cost and related accumulated depreciation of the facility of $9,472 and $4,595, respectively, were removed from the Consolidated Balance Sheet at the time of sale. The gain realized on the sale of $9,114 has been deferred and is being amortized over the

(Dollars in thousands, except per share amounts)

10. Commitments and Contingencies (Continued)

20-year lease term. The unamortized balance of the deferred gain as of May 31, 2010 is $6,149 and is included in other liabilities and deferred income on the Consolidated Balance Sheet.

In addition to the Garden City lease, we lease other facilities and equipment under agreements that are classified as operating leases that expire at various dates through 2034. Under the terms of one of the facility lease agreements, we are entitled to receive rent credits as we increase the space we occupy. During fiscal 2010, 2009 and 2008, we received $47, $450 and $1,000, respectively, of such rent credits and in accordance with applicable accounting standards, we are treating the rent credits as lease incentives, which are being amortized over the term of the lease. Future minimum payments under all operating leases at May 31, 2010 are as follows:

Year	Facilities and Equipment
2011	$19,568
2012	16,673
2013	13,368
2014	12,275
2015	9,696
2016 and thereafter	29,847

Rental expense during the past three fiscal years was as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Facilities and Equipment	$23,232	$22,644	$18,621
Aviation Equipment	792	3,204	3,095

During the first quarter of fiscal 2008, we completed a sale-leaseback transaction with a financial institution to finance an aircraft under a capital lease. Proceeds were approximately $12,880. The gross asset balance and accumulated depreciation of this aircraft as of May 31, 2010 is $16,391 and $1,973, respectively, and is included in equipment on long-term lease on the Consolidated Balance Sheet. Future minimum payments under capitalized leases are as follows:

Year	Future Minimum Payments
2011	$1,775
2012	1,951
2013	4,791
2014	—
2015	—
2016 and thereafter	—

We enter into purchase obligations which arise in the ordinary course of business and represent a binding commitment to acquire inventory, including raw materials, parts and components, as well as equipment to support the operations of our business. The aggregate amount of purchase obligations due in each of the next five fiscal years is $159,012 in 2011, $8,203 in 2012, $95 in 2013 and $0 in 2014 and 2015.

(Dollars in thousands, except per share amounts)

10. Commitments and Contingencies (Continued)

We routinely issue letters of credit and performance bonds in the ordinary course of our business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2010 was approximately $10,366.

We are involved in various claims and legal actions, including environmental matters, arising in the ordinary course of business (see Item 3 Legal Proceedings). In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

11. Discontinued Operations

On November 25, 2008 we sold certain assets and liabilities of our industrial gas turbine engine business. As a result of this transaction, we recorded a pre-tax charge of $2,209 ($1,403 after tax), in the second quarter ended November 30, 2008 representing the loss on disposal. The loss on disposal represents the difference between the consideration received and the net book value of the assets sold. Revenues, pre-tax operating loss and pre-tax loss on disposal for fiscal years 2009 and 2008 for the discontinued operations are summarized as follows:

	For the Year Ended May 31,	
	2009	**2008**
Revenues	$ 852	$6,104
Pre-tax operating loss	(841)	(925)
Pre-tax loss on disposal	(2,209)	—

12. Impairment Charges

Aircraft—Acquired Pre-September 11, 2001

During the second quarter of fiscal 2009, we performed a comprehensive review of our aircraft portfolio. The primary objective of this review was to assess the impact of the economic slowdown and credit crisis on market conditions. Based upon that review, and taking into consideration the desire to improve liquidity and generate cash, we made the decision to sell one of the four aircraft acquired before September 11, 2001, and offer two of the remaining three for sale. As a result of this review and taking into consideration our assessment of current market conditions, the Company recorded a $21,033 pre-tax impairment charge to reduce the carrying value of the three aircraft to their net realizable value. As of May 31, 2010, the carrying value of the one remaining aircraft subject to the impairment charge and offered for sale was approximately $3,400.

(Dollars in thousands, except per share amounts)

12. Impairment Charges (Continued)

Parts and Engines—Acquired Pre-September 11, 2001

During the fourth quarter of fiscal 2009, we recorded a $10,100 pre-tax impairment charge on inventory and engines that had been acquired prior to September 11, 2001. This inventory was subject to impairment charges recorded in previous fiscal years. The fiscal 2009 impairment charge was triggered by declining conditions in the commercial aviation industry and a slowdown in the sales volume of these assets during the fiscal year.

13. Other Noncurrent Assets

At May 31, 2010 and 2009, other noncurrent assets consisted of the following:

	May 31,	
	2010	2009
Capitalized program development costs	$48,767	$38,034
Cash surrender value of life insurance	13,383	12,193
Investment in leveraged lease	—	9,006
Notes receivable	2,143	7,341
Debt issuance costs	4,722	4,897
Licenses and rights	175	768
Other	16,307	11,108
	$85,497	$83,347

Program Development Costs

In June 2005, we announced that our Cargo Systems business was selected to provide cargo handling systems for the new A400M cargo aircraft. We are a subcontractor to PFW on this Airbus program. Our portion of the revenue from this program is expected to exceed $300,000 through fiscal 2020, based on sales projections of the A400M. As of May 31, 2010, we have capitalized, net of reimbursements, approximately $48,800 of costs associated with the engineering and development of the cargo system. Sales and related cost of sales will be recognized on the units of delivery method.

14. Business Segment Information

Segment Reporting

We report our activities in four business segments: Aviation Supply Chain; Government and Defense Services; Maintenance, Repair and Overhaul; and Structures and Systems. In fiscal 2010, we revised our segments to align with the way our Chief Executive Officer now evaluates performance and the way we are internally organized. Prior year information was revised to conform with our new segment presentation.

Sales in the Aviation Supply Chain segment are derived from the sale and lease of a wide variety of new, overhauled and repaired engine and airframe parts and components principally to the commercial aviation market. We also offer customized inventory supply chain management programs. Sales also include the sale and lease of commercial aircraft and jet engines and technical and advisory services. Cost

(Dollars in thousands, except per share amounts)

14. Business Segment Information (Continued)

of sales consists principally of the cost of product, direct labor, overhead (primarily indirect labor, facility cost and insurance) and the cost of lease revenue (primarily depreciation and insurance).

Sales in the Government and Defense Services segment are derived from the sale of new and overhauled engine and airframe parts and components, customized performance based logistics programs, expeditionary airlift services, aircraft modifications and engineering, design, and integration services to our government and defense customers. Cost of sales consists principally of the cost of the product (primarily aircraft and engine parts), direct labor, overhead and aircraft maintenance costs.

Sales in the Maintenance, Repair and Overhaul segment are principally derived from aircraft maintenance, including painting, and the repair and overhaul of landing gear. Cost of sales consists principally of the cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the engineering, design and manufacture of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, complex machined and fabricated parts, components and sub-systems for various aerospace and defense programs and other applications, in-plane cargo loading and handling systems for commercial and military applications and composite products for aviation and industrial use. Cost of sales consists principally of the cost of product, direct labor and overhead.

The accounting policies for the segments are the same as those described in Note 1. Our chief operating decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments and utilizes gross profit (loss) as a primary profitability measure. The expenses and assets related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around differences in products and services.

Gross profit is calculated by subtracting cost of sales from sales. Selected financial information for each reportable segment is as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Net sales:			
Aviation Supply Chain	$ 405,955	$ 468,085	$ 573,880
Government and Defense Services	194,944	174,391	167,713
Maintenance, Repair and Overhaul	301,348	348,810	303,976
Structures and Systems	449,904	432,690	339,350
	$1,352,151	$1,423,976	$1,384,919

(Dollars in thousands, except per share amounts)

14. Business Segment Information (Continued)

	For the Year Ended May 31,		
	2010	2009	2008
Gross profit:			
Aviation Supply Chain	$ 70,490	$ 84,243	$ 136,417
Government and Defense Services	42,304	39,507	35,606
Maintenance, Repair and Overhaul	38,206	51,281	44,230
Structures and Systems	92,519	66,584	47,819
	$ 243,519	$ 241,615	$ 264,072

	May 31,		
	2010	2009	2008
Total assets:			
Aviation Supply Chain	$ 546,067	$ 634,307	$ 651,909
Government and Defense Services	308,725	67,618	68,033
Maintenance, Repair and Overhaul	220,159	221,070	185,492
Structures and Systems	276,297	281,410	280,791
Corporate	149,794	171,500	173,038
	$1,501,042	$1,375,905	$1,359,263

	For the Year Ended May 31,		
	2010	2009	2008
Capital expenditures:			
Aviation Supply Chain	$ 3,965	$ 3,055	$ 3,513
Government and Defense Services	2,830	381	485
Maintenance, Repair and Overhaul	7,097	6,391	6,487
Structures and Systems	12,914	15,906	14,830
Corporate	2,049	1,802	5,019
	$ 28,855	$ 27,535	$ 30,334

	For the Year Ended May 31,		
	2010	2009	2008
Depreciation and amortization:			
Aviation Supply Chain	$ 13,472	$ 18,194	$ 23,246
Government and Defense Services	4,007	1,092	1,493
Maintenance, Repair and Overhaul	6,904	6,531	4,446
Structures and Systems	10,625	10,286	7,307
Corporate	3,922	3,991	3,121
	$ 38,930	$ 40,094	$ 39,613

(Dollars in thousands, except per share amounts)

14. Business Segment Information (Continued)

The following table reconciles segment gross profit to consolidated income from continuing operations before provision for income taxes.

	For the Year Ended May 31,		
	2010	2009	2008
Segment gross profit	$ 243,519	$ 241,615	$ 264,072
Selling, general and administrative	(153,299)	(147,219)	(135,502)
Earnings from joint ventures	112	8,496	5,948
Gain (loss) on extinguishment of debt	893	14,701	(2,040)
Interest expense	(26,832)	(31,416)	(29,491)
Interest income	945	1,465	1,821
Gain (loss) on sale of investments	(1,150)	(1,393)	532
Income from continuing operations before provision for income taxes	$ 64,188	$ 86,249	$ 105,340

No single non-government customer represents 10% or more of total sales in any of the last three fiscal years. Sales to the U.S. Department of Defense, other U.S. government agencies and their contractors by segment are as follows:

	For the Year Ended May 31,		
	2010	2009	2008
Aviation Supply Chain	$ 10,372	$ 9,138	$ 22,633
Government and Defense Services	162,575	125,885	103,782
Maintenance, Repair and Overhaul	34,179	36,453	33,660
Structures and Systems	400,222	361,574	278,426
	$ 607,348	$ 533,050	$ 438,501
Percentage of total sales	44.9%	37.4%	31.7%

Geographic Data

	May 31,	
	2010	2009
Long-lived assets:		
United States	$631,203	$516,010
Europe	6,252	8,369
Other	158	214
	$637,613	$524,593

Sales to unaffiliated customers in foreign countries, the majority of which are located in Europe, the Middle East, Canada, Mexico, South America and Asia (including sales through foreign sales offices of

(Dollars in thousands, except per share amounts)

14. Business Segment Information (Continued)

domestic subsidiaries), were approximately $289,435 (21.4% of total sales), $302,016 (21.2% of total sales) and $330,132 (23.7% of total sales) in fiscal 2010, 2009 and 2008, respectively.

15. Selected Quarterly Data (Unaudited)

The unaudited selected quarterly data for fiscal years ended May 31, 2010 and 2009 follows.

Fiscal 2010

Quarter	Sales	Gross Profit	Income from Continuing Operations	Diluted Earnings Per Share— Continuing Operations
First	$ 341,523	$ 54,023	$ 9,158	$0.27
Second	328,684	63,860	13,193	0.34
Third	309,607	58,925	9,785	0.26
Fourth	372,337	66,711	11,066	0.29
	$1,352,151	$243,519	$43,202	$1.16

Fiscal 2009

Quarter	Sales	Gross Profit	Income from Continuing Operations	Diluted Earnings Per Share— Continuing Operations
First	$ 359,904	$ 67,138	$15,306	$0.39
Second	353,572	48,809	12,025	0.31
Third	338,792	64,625	17,214	0.43
Fourth	371,708	61,043	14,176	0.36
	$1,423,976	$241,615	$58,721	$1.50

16. Allowance for Doubtful Accounts

	May 31,		
	2010	2009	2008
Balance, beginning of year	$ 4,677	$ 5,977	$ 3,885
Provision charged to operations	2,505	4,762	3,460
Deductions for accounts written off, net of recoveries	(2,409)	(6,062)	(1,368)
Balance, end of year	$ 4,773	$ 4,677	$ 5,977

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2010. This evaluation was carried out under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Therefore, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of May 31, 2010, ensuring that information required to be disclosed in the reports that are filed under the Act is recorded, processed, summarized and reported in a timely manner.

There were no changes in our internal control over financial reporting during the three-month period ended May 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AIR". On November 3, 2009, our Chief Executive Officer certified to the NYSE pursuant to Rule 303A.12(a) that, as of the date of that certification, he was not aware of any violation by the Company of the NYSE's Corporate Governance listings standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of AAR CORP. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems which are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management concluded that the Company maintained effective internal control over financial reporting as of May 31, 2010.

The scope of managements' assessment of the effectiveness of internal control over financial reporting includes all of the Company's business units except for AWS, which was acquired by the Company on April 7, 2010. Consolidated sales for the year-ended May 31, 2010 were $1,352,151, of which AWS represented $29,768. Consolidated assets as of May 31, 2010 were $1,501,042, of which AWS represented $226,403.

KPMG LLP, our independent registered public accounting firm, has issued a report on the effectiveness of our internal control over financial reporting. That report appears below.

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited AAR CORP. and subsidiaries' (the Company) internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

The scope of managements' assessment of the effectiveness of internal control over financial reporting as of May 31, 2010 includes all of the Company's business units except for Aviation Worldwide Services ("AWS"), which was acquired by the Company on April 7, 2010. Consolidated sales for the year-ended May 31, 2010 were $1,352,151, of which AWS represented $29,768. Consolidated assets as of May 31, 2010 were $1,501,042, of which AWS represented $226,403. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of AWS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of May 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended May 31, 2010, and our report dated July 16, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
July 16, 2010

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item regarding the Directors of the Company and nominees for election of the Board is incorporated by reference to the information contained under the caption "Information about the Director Nominees and Continuing Directors" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

The information required by this item regarding the Executive Officers of the Company appears under the caption "Executive Officers of the Registrant" in Part I, Item 4 above.

The information required by this item regarding the compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

The information required by this item regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and the status of one or more members of the Audit Committee being an "audit committee financial expert" is incorporated by reference to the information contained under the caption "Corporate Governance—Board Committees" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

The information required by this item regarding our Code of Business Ethics and Conduct applicable to our directors, officers and employees is incorporated by reference to the information contained under the caption "Corporate Governance—Code of Business Ethics and Conduct" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

There have been no material changes to the procedures by which stockholders may recommend nominees to the Company's board of directors. For a description of those procedures, see the caption "Corporate Governance—Board Committees—Nominating and Governance Committee" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information contained under the following captions: (a) "Executive Compensation—Compensation Committee's Report on Executive Compensation," (b) "Executive Compensation—Summary Compensation Table," (c) "Executive Compensation—Grants of Plan-Based Awards Table," (d) "Executive Compensation—Outstanding Equity Awards at Fiscal Year End Table," (e) "Executive Compensation—Option Exercises and Stock Vested Table," (f) "Executive Compensation—Pension Benefits Table," (g) "Executive Compensation—Non-Qualified Deferred Compensation Table," (h) "Executive Compensation—Potential Payments Upon Termination of Employment or Change in Control of the Company," (i) "Corporate Governance—Director Compensation," and (j) "Corporate Governance—Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information contained under the caption "Security Ownership of Management and Others" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

The following table provides information as of May 31, 2010 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance (shares in thousands):

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,543	$19.28	5,141
Equity compensation plans not approved by security holders	—	—	—
Total	1,543	$19.28	5,141

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information contained under the captions "Corporate Governance—Director Independence" and "Corporate Governance—Related Person Transaction Policy" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information contained under the caption "Independent Registered Public Accounting Firm Fees and Services" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Financial Statement Disclosures

The following financial statements are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data".

(a)(3) Exhibits

The Exhibits filed as part of this report are set forth in the Exhibit Index contained elsewhere herein. Management contracts and compensatory arrangements have been marked with an asterisk (*) on the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

AAR CORP.
(Registrant)

Date: July 16, 2010

BY: /s/ DAVID P. STORCH

David P. Storch
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID P. STORCH David P. Storch	*Chairman and Chief Executive Officer; Director (Principal Executive Officer)*	July 16, 2010
/s/ TIMOTHY J. ROMENESKO Timothy J. Romenesko	*President and Chief Operating Officer; Director*	
/s/ RICHARD J. POULTON Richard J. Poulton	*Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)*	
/s/ MICHAEL J. SHARP Michael J. Sharp	*Vice President and Controller (Principal Accounting Officer)*	
/s/ NORMAN R. BOBINS Norman R. Bobins	*Director*	
/s/ MICHAEL R. BOYCE Michael R. Boyce	*Director*	
/s/ JAMES G. BROCKSMITH, JR. James G. Brocksmith, Jr.	*Director*	
/s/ GERALD F. FITZGERALD, JR. Gerald F. Fitzgerald, Jr.	*Director*	
/s/ RONALD R. FOGLEMAN Ronald R. Fogleman	*Director*	
/s/ JAMES E. GOODWIN James E. Goodwin	*Director*	
/s/ PATRICK J. KELLY Patrick J. Kelly	*Director*	
/s/ MARC J. WALFISH Marc J. Walfish	*Director*	
/s/ RONALD B. WOODARD Ronald B. Woodard	*Director*	

EXHIBIT INDEX

	Index		Exhibits
3.	Articles of Incorporation and By-Laws	3.1	Restated Certificate of Incorporation.[14]
		3.2	By-Laws, as amended and restated through July 9, 2008.[32]
4.	Instruments defining the rights of security holders	4.1	Restated Certificate of Incorporation (see Exhibit 3.1).
		4.2	By-Laws, as amended and restated through July 9, 2008 (See Exhibit 3.2).
		4.3	Rights Agreement between the Registrant and Computershare Trust Company dated July 11, 2007.[25]
		4.4	Indenture dated October 15, 1989 between the Registrant and U.S. Bank Trust National Association (formerly known as First Trust, National Association, as successor in interest to Continental Bank, National Association) as Trustee, relating to debt securities;[1] First Supplemental Indenture thereto dated August 26, 1991;[2] Second Supplemental Indenture thereto dated December 10, 1997.[5]
		4.5	Note Purchase Agreement dated May 1, 2001 between Registrant and various purchasers, relating to the issuance of debt securities to institutional investors.[7]
		4.6	Form of 2.875% Senior Convertible Note.[12]
		4.7	Indenture between AAR CORP. as Issuer and U.S. Bank National Association, as Trustee dated February 3, 2004.[12]
		4.8	Loan Agreement dated July 15, 2005 between Registrant's Subsidiary, AAR Wood Dale LLC and Principal Commercial Funding, LLC.[16]
		4.9	Form of 1.75% Senior Convertible Note.[19]
		4.10	Indenture between AAR CORP. and U.S. Bank, National Association, as trustee, dated February 1, 2006.[19]
		4.11	Credit Agreement dated August 31, 2006 among AAR CORP., Bank of America National Association (as successor by merger to LaSalle Bank National Association), as administrative agent, and the various financial institutions party thereto,[22] as amended August 31, 2007,[26] March 14, 2008[29] and April 7, 2010 (filed herewith).
		4.12	Form of 1.625% Convertible Senior Note due 2014.[28]
		4.13	Form of 2.25% Convertible Senior Note due 2016.[28]
		4.14	Indenture for 1.625% Convertible Senior Notes due 2014 between AAR CORP. and U.S. Bank National Association, as trustee, dated as of February 11, 2008.[28]
		4.15	Indenture for 2.25% Convertible Senior Notes due 2016 between AAR CORP. and U.S. Bank National Association, as trustee, dated as of February 11, 2008.[28]

Index			Exhibits
		4.16	Master Loan Agreement between EP Aviation, LLC and The Huntington National Bank dated as of April 23, 2010, together with the Guaranty dated April 23, 2010 made by AAR CORP. in favor of the Huntington Bank.[36]
			Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant is not filing certain documents. The Registrant agrees to furnish a copy of each such document upon the request of the Commission.
10.	Material Contracts	10.1*	Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001,[8] as amended June 27, 2003,[10] May 5, 2005,[15] July 12, 2005,[20] June 23, 2006,[24] January 23, 2007[24] and January 27, 2007.[29]
		10.2*	AAR CORP. Directors' Retirement Plan, dated April 14, 1992,[3] amended May 26, 2000[6] and April 10, 2001.[7]
		10.3*	AAR CORP. Supplemental Key Employee Retirement Plan, as Amended and Restated effective January 1, 2005,[21] as amended July 11, 2007,[24] October 17, 2007[29] and June 11, 2010 (filed herewith).
		10.4*	Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between the Registrant and Michael J. Sharp.[7]
		10.5*	Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between the Registrant and Timothy J. Romenesko.[6]
		10.6*	AAR CORP. Nonemployee Directors' Deferred Compensation Plan, as Amended and Restated effective January 1, 2005.[23]
		10.7*	Severance and Change in Control Agreement dated January 14, 2000 between the Registrant and James J. Clark.[9]
		10.8	Indenture dated October 3, 2003 between AAR Distribution, Inc. and iStar Garden City LLC.[11]
		10.9	Lease Agreement dated October 3, 2003 between AAR Allen Services, Inc., as tenant and iStar Garden City LLC, as Landlord, and related Guaranty dated October 3, 2003 from Registrant to iStar Garden City LLC.[11]
		10.10	Lease Agreement by and between Indianapolis Airport Authority and AAR Aircraft Services, Inc. dated as of June 14, 2004, as amended January 21, 2005,[15] May 19, 2006,[23] May 16, 2008[35] and March 2, 2010 (filed herewith).
		10.11*	Form of Non-Qualified Stock Option Agreement (filed herewith).
		10.12*	Form of Restricted Stock Agreement (filed herewith).
		10.13*	Form of Performance Restricted Stock Agreement (filed herewith).
		10.14*	Form of Non-Employee Director Non-Qualified Stock Option Agreement.[18]

Index		Exhibits	
		10.15*	Form of Director Restricted Stock Agreement (filed herewith).
		10.16*	Form of Split Dollar Insurance Agreement.[23]
		10.17	Confirmation of OTC Convertible Note Hedge Transaction for 2014 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[27]
		10.18	Confirmation of OTC Convertible Note Hedge Transaction for 2016 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[27]
		10.19	Confirmation of OTC Warrant Transaction for 2014 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[27]
		10.20	Confirmation of OTC Warrant Transaction for 2016 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[27]
		10.21*	Amended and Restated Letter Agreement dated as of June 5, 2008 between AAR CORP. and Howard A. Pulsifer.[27]
		10.22*	Form of Severance and Change in Control Agreement effective from and after July 9, 2008 (entered into between the Registrant and each of Richard J. Poulton and Robert J. Regan).[32]
		10.23	Form of Directors' and Officers' Indemnification Agreement.[33]
		10.24*	Amended and Restated Employment Agreement dated May 31, 2010 between Registrant and David P. Storch.[37]
		10.25*	Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Romenesko, Clark and Sharp).[34]
		10.26*	Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Poulton and Regan).[34]
		10.27*	Second Agreement to Amended and Restated Change in Control Agreement between the Registrant and Timothy J. Romensko.[38]
		10.28*	Short-Term Incentive Plan for Senior Executives (filed herewith).
21.	Subsidiaries of the Registrant	21.1	Subsidiaries of AAR CORP. (filed herewith).
23.	Consents of experts and counsel	23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.	Rule 13a-14(a)/15(d)-14(a) Certifications	31.1	Section 302 Certification dated July 16, 2010 of David P. Storch, Chief Executive Officer of Registrant (filed herewith).

	Index		Exhibits
		31.2	Section 302 Certification dated July 16, 2010 of Richard J. Poulton, Vice President and Chief Financial Officer of Registrant (filed herewith).
32.	Rule 13a-14(b)/15d-14(b) Certifications	32.1	Section 906 Certification dated July 16, 2010 of David P. Storch, Chief Executive Officer of Registrant (filed herewith).
		32.2	Section 906 Certification dated July 16, 2010 of Richard J. Poulton, Vice President and Chief Financial Officer of Registrant (filed herewith).

Notes:

[1] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1989.

[2] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed August 27, 1991.

[3] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

[4] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated August 4, 1997.

[5] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed December 10, 1997.

[6] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

[7] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001.

[8] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2001.

[9] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2003.

[10] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2003.

[11] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2003.

[12] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 3, 2004.

[13] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.

[14] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2004.

[15] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2005.

[16] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 15, 2005.

[17] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2005.

[18] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2005.

[19] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 1, 2006.

[20] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2006.

[21] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 9, 2006.

[22] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated September 5, 2006.

[23] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2006.

[24] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2007.

[25] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 12, 2007.

[26] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated September 5, 2007.

[27] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 11, 2008.

[28] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 14, 2008.

[29] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008.

[30] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2008.

[31] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 5, 2008.

[32] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 11, 2008.

[33] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008.

[34] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2009.

[35] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.

[36] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 27, 2010.

[37] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 10, 2010.

[38] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 18, 2010.

Exhibit 31.1

CERTIFICATION

I, David P. Storch, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 16, 2010

/s/ DAVID P. STORCH

David P. Storch
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Richard J. Poulton, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 16, 2010

/s/ RICHARD J. POULTON

Richard J. Poulton
Vice President, Chief Financial Officer
and Treasurer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Storch, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID P. STORCH

David P. Storch
Chairman and Chief Executive Officer

Date: July 16, 2010

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Poulton, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 16, 2010

/s/ RICHARD J. POULTON

Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

Stockholder Information

CORPORATE HEADQUARTERS

AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191
Telephone: 630-227-2000
Facsimile: 630-227-2059
www.aarcorp.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
Providence, Rhode Island

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held at 9:00 a.m. (CDT) on Wednesday, October 13, 2010, at AAR Corporate Headquarters, 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

THE INVESTOR SERVICE PROGRAM

AAR CORP. provides its stockholders the opportunity to purchase additional shares of common stock of the Company by automatic reinvestment of dividends and optional additional investments. Stockholders may obtain information regarding this plan by contacting the Corporate Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

SPECIAL COUNSEL

Schiff Hardin LLP
Chicago, Illinois

TICKER SYMBOL

AAR stock is traded on the New York and Chicago Stock Exchanges under the ticker symbol AIR.


FSC

This report was printed on FSC certified paper manufactured in North America with Green-e® certified renewable energy.

AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191
www.aarcorp.com

